Exhibit 99.1

OREZONE RESOURCES INC. S.A.R.L.

TECHNICAL REPORT ON

THE MINERAL RESOURCE OF

THE BOMBORÉ I GOLD PROJECT

February 2008

Project Number: 27046-2

Prepared for:

Orezone Resources Inc. S.A.R.L.
Rue 1322 Porte 549 Zogona
01 BP 1630
Ouagadougou 01, Burkina Faso

Prepared by:
Met-Chem Canada Inc.
555, boul. René-Lévesque Ouest, 3e étage
Montréal (Québec)
H2Z 1B1

[SEAL]
Prepared by:	/s/ Yves A. Buro	Date:	February 28, 2008
Yves Buro, Eng.
Project Manager

Approved by:	/s/ Guy Saucier.	Date:	February 28, 2008
Guy Saucier, Eng.
General Manager,
Corporate Development

QPF-009-12/B

TABLE OF CONTENTS

TABLE OF CONTENTS

SOMMAIRE EXÉCUTIF
EXECUTIVE SUMMARY
1.0	INTRODUCTION AND TERMS OF REFERENCE		1
	1.1	Introduction	1
	1.2	Scope of Work	2
	1.3	Basis of the Report	2
	1.4	Units	3
	1.5	Met-Chem’s Qualifications	4
2.0	DISCLAIMER		5
3.0	PROPERTY DESCRIPTION AND LOCATION		6
	3.1	Property Description	6
	3.2	Title	7
	3.3	Environmental Considerations	8
4.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY		9
	4.1	Accessibility	9
	4.2	Climate	9
	4.3	Local Resources and Infrastructure	9
	4.4	Physiography and Vegetation	9
5.0	HISTORY		11
6.0	GEOLOGICAL SETTING		14
	6.1	Regional Geology	14
	6.2	Local Geology	14
	6.3	Structural Geology	18
7.0	DEPOSIT TYPE		20
8.0	MINERALIZATION		21
9.0	EXPLORATION		23
10.0	DRILLING		24
	10.1	Introduction	24
	10.2	Hole Planning, Site Preparation and Set-Up	25
	10.3	Deviational Survey	25
	10.4	Hole Logging Procedures	26
	10.5	Verification by Met-Chem	27
11.0	SAMPLING METHOD AND APPROACH		28
	11.1	Introduction	28
	11.2	Reverse Circulation Drilling	28
12.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY		29
	12.1	Introduction	29
	12.2	Sample Preparation	29
	12.3	Sample Analysis – Analytical Procedures	30
	12.4	Sample Security	31
13.0	DATA VERIFICATION		34
	13.1	General	34
	13.2	Database Validation	34
	13.3	Quality Control of the Laboratories	35

	13.4	Internal Laboratory Quality Control	50
	13.5	Independent Check-Sampling, Verification and Visit of the Laboratories by Met-Chem	50
14.0	ADJACENT PROPERTIES		57
15.0	MINERAL PROCESSING AND METALLURGY		58
	15.1	Introduction	58
	15.2	Methodology Applied	58
	15.3	ITS Laboratories – Bottle Roll Test	58
	15.4	Lakefield Research - Mineralogical Studies	59
	15.5	Conclusions and Recommendations	59
16.0	MINERAL RESOURCE ESTIMATION		61
	16.1	Introduction	61
	16.2	Drill Hole Database	61
	16.3	Geological Interpretation	72
	16.4	Block Modelling	76
	16.5	Mineral Resource Classification	79
	16.6	Previous Mineral Resource Estimate	81
	16.7	Conclusion	81
17.0	OTHER RELEVANT DATA AND INFORMATION		83
18.0	INTERPRETATION AND CONCLUSION		84
19.0	RECOMMENDATIONS		88
20.0	CERTIFICATE OF QUALIFICATION		89
21.0	REFERENCES		93

LIST OF TABLES

Tableau E.1 - Ressources à une teneur de coupure de 0,4 g/t Au par gîte	vi
Tableau E.2 - Ressources à une teneur de coupure de 0,4 g/t Au par facies	vi
Table E.1 – Mineral Resources at 0.4 g/t Au Cut-Off by Zone	v
Table E.2 – Mineral Resources at 0.4 g/t Au Cut-Off by Facies	v
Table 1.1 – List of Abbreviations	3
Table 3.1 – Bomboré I Permit – Coordinates	6
Table 5.1 – Main Exploration Activities on the Bomboré permit	12
Table 8.1 – Location of the Main Mineralized Zones of the BFT	21
Table 9.1 – Summary of the Recent Exploration Activities at Bomboré	23
Table 12.1 – Analytical Data Used in the Resource Estimation	30
Table 12.2 – Results from Specific Gravity Determinations by Channel	31
Table 12.3 – Results from Specific Gravity Measured and Used in the Tonnage Calculations	32
Table 13.1 – Control Samples Inserted with the Field Samples	36
Table 13.2 – QC samples in the database verified by Met-Chem	36
Table 13.3 – Expected Values of In-house Standard Materials Used by Orezone	38
Table 13.4 – Main Characteristics of the SGS, ALS (Abilab) and BIGS Laboratories in Ouagadougou	52
Table 13.5 – Analytical Results for RC Check Samples Collected by Met-Chem	53
Table 13.6 – Analytical Results for Re-assay and Control Samples within Met-Chem’s Check Samples	56
Table 15.1 – SGS Laboratory; Bottle Roll Tests Results	58
Table 15.2 – ITS Laboratories - Bottle Roll Tests Results	59
Table 16.1 – Samples in the Database	62
Table 16.2 – Content of Drill Hole Database	62

Table 16.3 – Bulk Density Calculated and Used by Orezone in the Tonnage Calculations	63
Table 16.4 – Assays by Zone – RC & DD	66
Table 16.5 – Assays by Zone – RAB	67
Table 16.6 – Capped Bench Composite Results used in Step 1 RC, DD & RAB	69
Table 16.7 – Capped Bench Composite Results used in Step 2 RC & DD Only	70
Table 16.8 – Envelope Definition Interpolation Parameters	72
Table 16.9 – Block Model Definition Detail	76
Table 16.10 – Grades Comparison by Zone	77
Table 16.11 – Interpolation Parameters	79
Table 16.12 – Mineral Resources Indicated and Inferred by Cut-Off	80
Table 16.13 – Mineral Resources at 0.4 g/t Au Cut-Off by Zone	80
Table 16.14 – Mineral Resources at 0.4 g/t Au Cut-Off by Facies	81
Table 16.15 – Historical Mineral Resource Estimates (*) by Channel and Orezone	81

LIST OF FIGURES

Figure 3.1 – Location of the Bomboré Permit	7
Figure 6.1 – Geology of the BFT Area	15
Figure 6.2 – BFT Area - Gold in Soil 100 ppb Contour	16
Figure 12.1 – Plot of Specific Gravity Determinations	32
Figure 13.1 – Orezone Standard STD3 - Analytical Results	40
Figure 13.2 – Orezone Standard STD4 - Analytical Results	41
Figure 13.3 – Orezone Standard STD6 - Analytical Results	42
Figure 13.4 – Orezone Standard STD7 - Analytical Results	43
Figure 13.5 – Orezone Standard STD8 - Analytical Results	44
Figure 13.6 – Orezone Standard STD9 - Analytical Results	45
Figure 13.7 – Orezone Field Duplicates - Correlation between Original and Duplicate Analysis (Values Cut to a Maximum of 1,200 ppb Au)	47
Figure 13.8 – Orezone Fine Duplicates (Pulps) - Correlation between Original and Duplicate Assays (Values Cut to a Maximum of 1,200 ppb Au)	48
Figure 13.9 – Orezone Lab-Aware Fine Duplicates (Pulps) - Correlation between Original and Duplicate Assays (Values Cut to a Maximum of 1,200 ppb Au)	49
Figure 13.10 – Analytical Results for Original and RC Check Samples Collected by Met-Chem	55
Figure 16.1 – Log Normal Distribution of Au (g/t) for RC & DD Data	64
Figure 16.2 – Log Normal Distribution of Au (g/t) for RAB Data	65
Figure 16.3 – Maga Horizontal Variogram (RC, DD & RAB)	71
Figure 16.4 – P8/P9 Horizontal Variogram (RC, DD & RAB)	71
Figure 16.5 – Plan View (elev. 250 m) of Step 1 – Envelope Definition (>0.2 g/t)for Maga with RC/DD/RAB traces	73
Figure 16.6 – Plan View (elev. 250 m) of Step 1 – Envelope Definition (>0.2 g/t)for P8/P9 with RC/DD/RAB traces	74
Figure 16.7 – Plan View (elev. 250 m) of Step 1 – Envelope Definition (>0.2 g/t) for P11 and Siga with RC/DD/RAB traces	75
Figure 16.8 – Variogram along Major Axis Inside Envelope (AZ: 040, dip 0)	77
Figure 16.9 – Variogram along Minor Axis Inside Envelope (AZ: 130, dip -45)	78

LIST OF APPENDICES

Appendix A - CIM - Resources and Reserves Definition
Appendix B - Arrêté Ministériel – Permis de Recherche Bomboré I
Appendix C - Orezone Sample Preparation Flow Charts
Appendix D - Sample Analysis Flow Sheet
Appendix E - Location of the Control Samples Inserted with the Field Samples
Appendix F - In-House Standard Reference Materials (as of June 2007)
Appendix G 1 - Control Chart - Blanks
Appendix G 2 - Control Chart - STD4
Appendix H - Log Normal Distributions of Au (g/t) by Zones

SOMMAIRE EXÉCUTIF

SOMMAIRE EXÉCUTIF

Introduction

Orezone Resources Inc. (“Orezone”) détient le Permis de recherche Bomboré I, localisé à 80 km à l’est de Ouagadougou, dans la partie centrale du Burkina Faso, Afrique de l’Ouest.

Le permis de 250 km2 recouvre des formations volcano-sédimentaires du Birrimien qui forment une petite ceinture de direction NE. Le permis Bomboré I contient une zone dénommée “Bomboré First Target area” (“BFT”) qui a été reconnue comme la plus prometteuse de toute l’étendue du permis original Bomboré qui était bien plus importante.

Une estimation préliminaire des ressources contenues dans les gîtes principaux de type tonnage élevé, basse teneur a été accomplie par Orezone. Met-Chem a été choisi pour raffiner et améliorer le modèle des ressources faites à l’interne.

Historique

Les orpailleurs sont présents dans la région de Bomboré depuis 15 ans et plusieurs cibles aurifères ont été explorées à divers degrés par différentes sociétés minières.

En 1994-95, Channel Resources (“Channel”) a effectué les premiers travaux modernes d’exploration sur la propriété Bomboré qui consistaient en cartographie, levés de géochimie et géophysique, et forage destructif. Depuis 2003, Orezone a confirmé et augmenté les ressources connues et a vérifié de nouvelles cibles sur la propriété de Bomboré.

La zone de BFT a été forée le long de profils à espacements irréguliers variant de 400 à 100 m. Cependant, une partie du gîte P8/P9 a été forée selon un patron serré de 25 par 50 m.

Géologie

Le permis de Bomboré recouvre des séries sédimentaires et des roches effusives et intrusives de composition felsique à ultra-mafique.

Une importante zone de cisaillement replissée, de direction N-NW à N-NE qui s’étend sur plusieurs dizaines de km (“Cisaillement de Bomboré”) représente le trait saillant de la propriété, et peut être interprété comme une structure de deuxième ordre reliée à la Zone Tectonique de Tiébélé-Dori-Markoye qui se trouve plus à l’est.

Les roches ont subi une déformation de type ductile-casssant, à l’exception de quelques massifs intrusifs tardifs de composition felsique, et ont été métamorphisées. Toutes les roches ont été affectées à divers degrés par l’altération météorique.

Minéralisation

La minéralisation en or de Bomboré est associée au cisaillement de Bomboré et s’accompagne de filons et filonets de quartz, silicification, altération par carbonate et sulfures. La plus grande partie des ressources en or connues se retrouve dans cinq gîtes à l’intérieur d’une enveloppe de 14 km de longueur et de 1,5 km de largeur dans la zone de BFT qui sont énumérées comme suit,

i

du nord au sud: Kiin Tanga, Maga/Colline de Fusille, P8/P9, P11 et Siga. La BFT coincide avec l’étendue de l’anomalie de géochimie des sols telle que définie par l’isoteneur de 100 ppb d’or.

Vérifications

Orezone a utilisé un programme d’Assurance de la qualité et Contrôle de la qualité (« AQ-CQ ») comprenant l’insertion de plus de 10% d’échantillons de contrôle, dont des blancs et des standards préparés par Orezone. Une personne spécialisée dans le domaine de l’Assurance de la qualité s’assure de l’application du programme AQ-CQ mis sur pied par Orezone.

Un géologue principal de Met-Chem, Yves Buro, ing., a effectué une visite du terrain en juin 2007. À cette occasion, des discussions ont eu lieu avec le personnel du projet, suivies d’une vérification des bases de données, des procédures de description et d’échantillonnage des sondages, des programmes d’AQ-CQ mis en place par Orezone. Les trois laboratoires de préparation et d’analyses de Ouagadougou ont été visités. Une partie des résultats d’analyses des échantillons de contrôle insérés par Orezone ont été examinés et vérifiés par Met-Chem. Toute la carotte et les copeaux de certains sondages destructifs ont été examinés et une visite de terrain a été organisée. Met-Chem a choisi 45 doubles de terrain de sondages destructifs pour fins d’analyses de contrôle indépendantes.

Métallurgie

Un programme d’essai de lixiviation en bouteille sur des copeaux provenant de sondages destructifs de type circulation inverse et à percussion commandé par Channel en 1997 a montré que la récupération moyenne de l’or est de 85% (ITS) et 92% (SGS) pour le matériel oxydé. Orezone a débuté récemment une campagne de forage dans le but de recueillir des échantillons pour effectuer des essais métallurgiques.

Estimation des ressources

Les ressources minérales qui sont l’objet de ce Rapport Technique ont été définies par sondages jusqu’à une profondeur moyenne atteignant environ 60 m, sur une longueur en direction d’environ 14 km. Les ressources ont été estimées jusqu’à une profondeur limitée à 60 m en-dessous de la surface sur la base de plus de 45 000 m de forage de type destructif (640 sondages à circulation inverse).

Met-Chem a généré un modèle 3D en deux étapes : le premier modèle visait à définir les enveloppes minéralisées, alors que le second servait aux calculs de l’estimation des ressources. Deux modèles de blocs furent élaborés par Met-Chem à l’aide du logiciel MineSight pour estimer les ressources des gîtes de Kiin Tanga, Maga/Colline de Fusille (“Maga”) et P8/P9 (Azimut 040°) ainsi que P11 et Siga (Azimut 340°).

Les gîtes de la BFT, tels que définis par l’isoteneur de 200 ppb Au, consistent en zones individuelles de direction N-S et NE, et à pendage modéré vers l’E-SE qui s’étendent sur une longueur d’environ 0,5 à 1 km en direction.

L’estimation des ressources par Met-Chem pour les gîtes principaux de la BFT a été exécutée selon les règles de l’art et en conformité avec les règles de la Norme canadienne 43-101.

Interprétation et conclusions

Orezone a défini une ressource minérale préliminaire dans cinq gîtes principaux de Bomboré I. Les données proviennent de sondages destructifs, avec une très faible proportion de sondages carottés. Met-Chem a généré un modèle pour délimiter des enveloppes minéralisées et a estimé les ressources dans la BFT à la date de mars 2007.

Une importante somme de travail visant à estimer des ressources a été exécutée par Orezone :

•      Arpentage du collet de tous les sondages et levé aéroporté de photogrammétrie;

•      Nouvelle description des copeaux de tous les sondages à circulation inverse forés par Orezone;

•      Mesure de la densité des roches sur la carotte disponible.

Les principales observations qui découlent de l’étude de Met-Chem sont les suivantes :

1.         Des échantillons de 2 kg sont utilisés pour lixiviation par cyanure (BLEG), ce qui devrait fournir une meilleure représentation des teneurs en or dans les gîtes mais complique la fabrication par Orezone des standards;

2.         Les standards sont insérés en suivant un système de nombres aléatoires, et sont en nombre suffisant;

3.         Orezone n’utilise pas systématiquement un laboratoire de contrôle, mais les échantillons dont les résultats d’analyses sont inattendus ou rejetés selon les critères du système de qualité sont ré-analysés;

4.         Le comportement des blancs et des standards est variable, mais aucun biais systématique qui pourrait affecter de manière sensible l’estimation des ressources n’a été détecté par Met-Chem;

5.         Les résultats d’analyses des doubles vérifiés par Met-Chem suggèrent une reproductibilité modérée;

6.         Un programme d’essai de cyanuration en bouteille commandé par Channel en 1997 a montré des récupérations de l’or variant de 70% à 85 % pour le matériel oxydé;

7.         Les 45 doubles de terrain de sondages à circulation inverse choisis par Met-Chem pour des fins d’analyses de contrôle ont montré une bonne corrélation avec les échantillons originaux et l’absence de biais évident, à l’exception de quatre échantillons;

8.         Depuis le mois de mars 2006, Orezone demande aux laboratoires d’utiliser le procédé de cyanuration accélérée LeachWELL® afin de contrer la dissolution incomplète de l’or qui est démontré par les teneurs en or relativement importantes dans les résidus; ce phénomène devrait donc introduire un biais négatif dans les teneurs des échantillons. Cependant, 65% des résultats d’analyses utilisés pour l’estimation des ressources provient des analyses par cyanuration avec LeachWELL® ou des pyro-analyses sur des prises de 30 g sur les sondages de Channel; par conséquent, le biais négatif qui peut être introduit dans l’estimation des ressources se limite à l’effet du 35 % des sondages restants;

9.         Selon les discussions avec le personnel d’Orezone et les vérifications ponctuelles, Met-Chem pense que les données de terrain, l’interprétation géologique et tous les résultats servant à l’estimation des ressources ont été recueillis et interprétés par des gens d’expérience et offrent une image raisonnablement fidèle de la continuité de la structure minéralisée et des teneurs des gîtes principaux;

10.       La visite des laboratoires d’ALS-Chemex (Abilab), SGS (ancien laboratoire de préparation QPS), et BIGS Global a montré qu’ils possèdent de l’équipement moderne et qu’ils sont gérés selon des normes professionnelles. Aucun n’est accrédité selon des normes reconnues mais tous suivent un programme d’AQ – CQ qui s’en rapproche;

11.       Les facteurs qui ont régi la mise en place de la minéralization en or ne sont pas bien connus, en partie à cause de l’effet combiné de la rareté des affleurements, du peu de carotte de forage, ainsi que de l’altération, la déformation et l’oxydation qui masquent les caractères distinctifs primaires des roches; aucun lien direct n’a été décelé entre la distribution de l’or et le type de roche ou la quantité de quartz ou de sulfures, quoique la minéralization en or semble se concentrer le long de corridors de cisaillement individuels;

12.       Par conséquent, plutôt que de modéliser les dépôts en se basant seulement sur l’interprétation géologique, Met-Chem a décidé de générer un premier modèle 3D visant à définir l’enveloppe minéralisée, en y ajoutant les résultats des sondages à percussion (RAB), et un second pour les calculs de l’estimation des ressources, sans les résultats des sondages RAB;

13.       L’estimation des ressources repose presque exclusivement sur les résultats des sondages à circulation inverse, avec seulement 10 sondages carottés forés par Channel;

14.       Les ressources représentent les parties des six gîtes principaux où l’on peut observer une assez bonne continuité, en particulier dans la zone densément forée de P8/P9;

15.       Le modèle 3D a détecté des zones minéralisées, telles que définies par l’isoteneur de 200 ppb Au, ayant un pendage de 45° vers l’E ou le SE, parallèles ou légèrement obliques à l’orientation du cisaillement de Bomboré et des lithologies;

16.       La variographie faite par Met-Chem et par R. de l’Étoile suggère une portée de 50 à 75 m pour une maille de forage qui devrait produire un degré de confiance suffisamment élevé pour que l’on puisse s’attendre à définir des ressources de catégorie Indiquée;

Recommandations

Met-Chem émet les recommandations suivantes:

•      Remplacer le système actuel de manipulation des fichiers informatiques par un logiciel reconnu de stockage et de gestion de données, tel que acQuire® de Geosoft; en fait, Orezone est en train d’implanter un système reposant sur MS-SQL et SPAD;

•      Ajouter des mécanismes de validation pour les tableaux de saisie des données et les formulaires afin de réduire les erreurs de transcription;

•      Améliorer l’homogénéité du matériel fabriqué par Orezone pour servir de blanc et de standards et en faire la préparation avec les échantillons du projet;

•      Forer des sondages carottés afin d’améliorer la compréhension des facteurs qui ont régi la mise en place de la minéralisation en or et élaborer un modèle d’exploration;

•      Recueillir des données géotechniques sur la carotte orientée;

•      Forer des sondages RC supplémentaires pour retracer les zones à plus hautes teneurs dans la zone de cisaillement principale; les variogrammes calculés par Met-Chem et par R. de l’Étoile suggèrent qu’on peut s’attendre à définir des ressources de catégorie Indiquée en suivant une maille de forage de 50 à 75 m.;

•      Démarrer un programme de mesures de densité des roches;

•      Améliorer la reproductibilité des résultats d’analyses, en faisant une étude plus poussée des corrélations observées dans les données existantes et en considérant d’effectuer des analyses multiples sur chaque échantillon;

•      Démarrer un programme de tests métallurgiques;

•      Faire une étude économique préliminaire afin de déterminer la teneur de coupure à appliquer dans une étude économique et définir la profondeur à laquelle les travaux d’exploration devraient s’arrêter.

Estimation des ressources résultats

Les ressources pour les zones montrant une bonne continuité de la structure minéralisée et des teneurs dans les gîtes principaux de Bomboré I sont résumées dans les tableaux suivants. Les ressources ont été estimées pour les parties oxydée, de transition et primaire, à des teneurs de coupures de 0,4 g/t Au.

v

Tableau E.1 - Ressources à une teneur de coupure de 0,4 g/t Au par gîte

	Ressources indiquées			Ressources inférées
	Tonnes			Tonnes
Gîte	(’000s)	Au ppm	Onces*	(’000s)	Au ppm	Onces*
Kiin Tanga	359	0,61	7 000	65	0.60	1 000
Maga	9 811	0,57	181 000	7 000	0.49	109 000
P8/P9	15 006	0,54	261 000	5 371	0.56	97 000
P11	772	1,12	28 000	3 066	0.90	89 000
Siga	3 615	0,86	99 000	8 269	0.77	205 000
Total	29 563	0.61	576 000	23 771	0.66	501 000

(* Chiffres arrondis)

Tableau E.2 - Ressources à une teneur de coupure de 0,4 g/t Au par facies

	Ressources indiquées			Ressources inférées
	Tonnes			Tonnes
Facies	(’000s)	Au ppm	Onces*	(’000s)	Au ppm	Onces*
Oxyde	13 601	0.61	266 000	8 490	0.66	180 000
Transition	7 421	0.59	142 000	5 764	0.67	124 000
Frais	8 541	0.61	168 000	9 517	0.64	197 000
Total	29 563	0.61	576 000	23 771	0.66	501 000

(* Chiffres arrondis)

EXECUTIVE SUMMARY

EXECUTIVE SUMMARY

Introduction

Orezone Resources Inc. (“Orezone”) holds the Bomboré I exploration permit, located 80 km to the east of Ouagadougou, in central Burkina Faso, West Africa.

The 250 km2 permit lies within Birimian volcano-sedimentary units arranged in a small NE-trending belt. The Bomboré I permit covers the Bomboré First Target area (“BFT”) that has been ranked as the most prospective area of the larger original Bomboré permit.

A preliminary estimate for the large tonnage, low-grade resource contained in the main deposits was performed by Orezone. Met-Chem was retained to further develop and improve the in-house resource estimate.

History

Artisanal miners have been active for 15 years in the Bomboré region and several gold targets have been explored to various degrees by different mining companies.

Integrated exploration work on the Bomboré property consisting of mapping, geochemical and geophysical surveying, and destructive drilling started with Channel Resources (“Channel”) in 1994-95. Since 2003 Orezone has confirmed and expanded the known resources and tested new targets on the Bomboré property.

The BFT area has been drilled along unevenly-spaced sections 400 to 100 m apart, with a tight pattern of holes drilled on 25 by 50 m centers over a portion of the P8/P9 deposit.

Geology

The Bomboré permit is underlain by sedimentary sequences and effusive and intrusive rocks of felsic to ultra-mafic composition.

A major N-NW to N-NE folded shear zone, extending over several tens of km (“Bomboré Shear”), represents the most prominent feature on the property and can be interpreted as a second-order structure to the regional Tiébélé-Dori-Markoye Shear Zone located to the east.

The rocks have been affected by brittle-ductile deformation, except for some late felsic intrusive bodies, and by metamorphism. All the rocks have undergone surface weathering to various degrees.

Mineralization

The Bomboré gold mineralization is associated with the Bomboré Shear and is accompanied with quartz veins and veinlets, silicification, carbonate alteration and sulphides. The bulk of the known gold resource is contained in five deposits within a 14 km long, 1.5 km wide envelope in the BFT listed as follows, from north to south: Kiin Tanga, Maga/ Colline de Fusille, P8/P9, P11 and Siga. The BFT coincides with the area defined by the 100 ppb contour of the soil geochemical survey.

i

Verification

Orezone has employed a QA-QC program relying on random insertion of more than 10% of control samples, including in-house blanks and standard materials. A dedicated specialist is responsible for implementing the QA-QC program set up by Orezone.

Met-Chem’s Senior Geological Engineer Yves Buro, Eng., completed a site visit in June 2007. It included discussions with the project personnel, an audit of the databases, the logging and sampling procedures, Orezone’s QA-QC program and a visit to the three sample preparation and assay laboratories in Ouagadougou. Part of the analytical results from the control samples inserted by Orezone were examined and verified by Met-Chem. All the core and the chips from selected RC holes were examined and a field trip was conducted. Met-Chem selected 45 RC field duplicates for independent check analysis.

Metallurgy

A preliminary bottle roll test program on RAB and RC chips commissioned by Channel in 1997 achieved average gold recoveries of 85% (ITS) and 92% (SGS) for oxide material. Orezone has recently initiated a drill program aimed at collecting samples for metallurgical tests.

Resource Estimation

The mineral resource that is the subject of this Technical Report has been delineated by drilling to an average depth of about 60 m over a strike length of about 14 km. The resource has been estimated to a depth of 60 m below surface on the basis of more than 45,000 m of destructive drill holes (640 holes).

Met-Chem generated a 3D model in two steps: the first model served to define the mineralized envelopes, whereas the second one was used for the resource estimate calculations. Two block models were constructed by Met-Chem on MineSight software to estimate the resources of the Kiin Tanga, Maga/Colline de Fusille (“Maga”) and P8/P9 (Azimuth 040°) and P11 and Siga (Azimuth 340°).

The deposits of the BFT, as defined by the 200 ppb Au contours, consist of discrete N and NE trending, moderately E-SE dipping zones extending for some 0.5 to 1 km along the strike.

Met-Chem’s resource estimate for the main deposits of the BFT was carried out in accordance with industry best practices and with the National Instrument 43-101 Standards.

Interpretation and Conclusion

Orezone has defined a preliminary mineral resource in five main zones of the Bomboré I deposits. The data is derived from destructive drill holes, with a very small portion of core holes. Met-Chem generated a model to define the mineralized envelopes and estimate the resource in the BFT as at March 2007.

A large amount of work related to the resource estimation has been carried out by Orezone:

•      Survey of all the drill collars and airborne photogrammetric survey ;

ii

•      Re-logging of the chips from all RC holes drilled by Orezone;

•      Bulk density determination on the available drill core

The main observations made by Met-Chem during this study are the following:

1.         2-kg samples are submitted to cyanide leach (BLEG), which should provide a better representation of the gold grades in the deposit but complicates the in-house preparation of in-house standards;

2.         The standards are inserted randomly, and in sufficient number;

3.         Orezone does not routinely use a secondary laboratory, but the samples returning unexpected or rejected by the QA criteria are re-assayed;

4.         The performance of the blanks and standards has been uneven, but no systematic bias that would materially affect the resource estimate has been detected by Met-Chem;

5.         The duplicate assay results checked by Met-Chem suggest a moderate repeatability;

6.         A preliminary bottle roll test program commissioned by Channel in 1997 achieved gold recoveries for oxide material ranging from 70% to 85%;

7.         The 45 RC field duplicates selected by Met-Chem for check analysis showed a good correlation with the original samples and no definite bias, except for four samples;

8.         Since March 2006, Orezone asked the laboratories to use the more aggressive LeachWELL® cyanidation process to counter the incomplete leaching of the gold indicated by the significant gold grades in the tail assays, which should introduce a negative bias in the head assays. However, 65% of the assay results used for the resource estimate derive from cyanide leach with the LeachWELL® or from Fire Assays on 30-g aliquots for the Channel holes; consequently the low bias that may have been introduced in the mineral resources estimate would be limited to the remaining 35% of the holes;

9.         Based on discussions with Orezone personnel and random verifications, Met-Chem believes the field data, the geological interpretation and all the results used for the resource estimate were collected and interpreted by experienced people and fairly reflect the geological and gold grade continuity of the main deposits;

10.       The ALS-Chemex (Abilab), SGS (former QPS preparation facility), and BIGS Global laboratories were found to operate modern equipment and to be run in a professional manner. None of them hold recognized accreditation, but they follow a QA-QC program which is close to the international standards;

11.       The factors controlling the gold mineralization are not very well understood, partly as a result from the combined effects of scarcity of outcrops and core samples, and the alteration, deformation and weathering on the primary features of the rocks; no direct correlation has been observed between the gold distribution and the rock type or the quantity of quartz or sulphides, although the gold mineralization appears to be concentrated along discrete shear corridor;

iii

12.       Therefore, instead of modeling the deposits only on geological interpretation, Met-Chem decided to generate a 3D model after adding the results from the RAB holes to define the mineralized envelope and a second one without the RAB results for the resource estimate calculations;

13.       The resource estimate relies almost exclusively on the results from RC drill holes, with only 10 core holes drilled by Channel;

14.       The resource is contained in the portions of the six main deposits that show reasonably good continuity, particularly in the tightly-drilled P8/P9 area;

15.       The 3D model revealed mineralized zones dipping 45° to the E or SE, parallel or slightly oblique to the general trend of the Bomboré Shear and the lithologies, defined by the 200 ppb Au contour;

16.       The variography completed by Met-Chem and R. de l’Étoile suggests a range of 50 m for the drill pattern to provide a degree of confidence high enough to anticipate the definition of resource in the Indicated category;

Recommendations

Met-Chem recommends the following actions:

•      Replace the present manipulation of computer files by a recognized data storage and management software, such as Geosoft’s acQuire®; actually, Orezone is currently implementing a system based on MS-SQL and SPAD;

•      Add validation control to data input tables and forms to reduce transcription errors;

•      Improve the homogeneity of the in-house blank and standard materials and prepare them with the field samples;

•      Drill core holes to improve the understanding of the factors governing the gold mineralization and to construct an exploration model;

•      Collect geotechnical data on the oriented drill core;

•      Drill additional RC holes to investigate the zones of higher grade within the main shear zone; the variograms calculated by Met-Chem and R. de l’Étoile suggest the definition of resource in the Indicated category can be anticipated by using a drill pattern of 50 to 75 m.;

•      Perform additional bulk density measurements;

•      Improve the repeatability of the analytical results, by further studying the correlations in the existing data and envisaging to run multiple assays on each sample;

•      Implement a metallurgical test work program;

•      Conduct a preliminary economic assessment in order to determine the cut-off grade to apply in an economic study as well as the depth to which exploration should be conducted.

iv

Resource Estimation Results

The resource for the mineralization in the oxide, transitional and primary zones, at the cut-off grades of 0.4 g/t Au for the zones showing good geological and grade continuity in the main Bomboré I deposits are summarized in the following Tables:

Table E.1 – Mineral Resources at 0.4 g/t Au Cut-Off by Zone

	Indicated Category			Inferred Category
	Tonnes			Tonnes
Zone	(’000s)	Au ppm	Ounces*	(’000s)	Au ppm	Ounces*
Kiin Tanga	359	0.61	7,000	65	0.60	1,000
Maga	9,811	0.57	181,000	7,000	0.49	109,000
P8/P9	15,006	0.54	261,000	5,371	0.56	97,000
P11	772	1.12	28,000	3,066	0.90	89,000
Siga	3,615	0.86	99,000	8,269	0.77	205,000
Total	29,563	0.61	576,000	23,771	0.66	501,000

(* Rounded off)

Table E.2 – Mineral Resources at 0.4 g/t Au Cut-Off by Facies

	Indicated Category			Inferred Category
	Tonnes			Tonnes
Facies	(’000s)	Au ppm	Ounces*	(’000s)	Au ppm	Ounces*
Oxide	13,601	0.61	266,000	8,490	0.66	180,000
Transition	7,421	0.59	142,000	5,764	0.67	124,000
Fresh	8,541	0.61	168,000	9,517	0.64	197,000
Total	29,563	0.61	576,000	23,771	0.66	501,000

(* Rounded off)

v

SECTION 1

Introduction and Terms of Reference

1.0                  INTRODUCTION AND TERMS OF REFERENCE

1.1                  Introduction

Orezone Resources Inc. (“Orezone”) has been conducting exploration work in the Bomboré I project area in Burkina Faso after taking an option to acquire a 50% interest in the Bomboré Permit from Channel Mining (Barbados) Company Ltd and Solomon Resources in 2002. Orezone has since earned the 50% interest and the option includes a 100% earn in less 1% royalty. The Bomboré I permit is located some 80 km to the east of Ouagadougou and covers an area of 250 km2.

Channel had discovered mineralization at several locations in the Bomboré area. However, data from RC and RAB holes, with a small proportion of core holes (1,080 m in 10 holes), pointed to the Bomboré First Target (“BFT”) as the most promising area that is now covered by the Bomboré I permit.

The field work at Bomboré over the recent years was geared toward confirming and expanding the inferred resources previously reported by Channel and to test other target areas. Orezone’s objective consists of estimating the NI 43-101 compliant resources delineated so far in the BFT area and determine the density of drilling necessary to identify sufficient resource to serve as the foundation for a study on the technical and economic viability of mining the main gold deposits.

The Bomboré I permit contains high tonnage, low-grade gold mineralization which probably constitutes the largest known undeveloped oxide gold deposits in Burkina Faso. The bulk of the known resource is contained in five deposits within the permit listed as follows, from north to south:

•                  Kiin Tanga;

•                  Maga/Colline de Fusille (“Maga”);

•                  P8/P9;

•                  P11;

•                  Siga.

Several other areas were recognized as potential gold resource targets and have been explored to various degrees.

On June 20, 2007, Orezone requested Met-Chem Canada Inc. (“Met-Chem”) to examine and validate the preliminary in-house estimate of the mineral resources contained in the main deposits of the Bomboré First Target Area.

This report presents the results of the validation of the resources as of March, 2007 and constitutes a Technical Report under the guidelines of National Instrument 43-101 (NI 43-101). The classification of the mineral resources is compliant to the CIM criteria adopted by NI 43-101 (Appendix A). The report is based on data provided by Orezone and on a site visit by Met-Chem in June, 2007.

1.2                  Scope of Work

Orezone mandated Met-Chem to prepare an independent Technical Report on the mineral resources of the main deposits on the Bomboré Project in conformity with the NI 43-101 guidelines. This report includes work done principally by Channel Resources with Solomon Resources and Placer Dome from 1994 to 2000 and by Orezone between 2004 and 2007. Orezone’s activities on the Bomboré permit included three drill programmes with 472 RC holes completed for a total of close to 32,000 m.

Met-Chem has taken the following steps to audit the mineral resources of the Bomboré Project:

•                  Visit of the site and core storage area as well as outcrops and drill pads;

•                  Examination of available drill core and drill cuttings;

•                  Discussion with Orezone’s exploration team in order to review field procedures, sample preparation and analytical protocol;

•                  Review of the exploration work;

•                  Review of the drill hole database, including collar and downhole survey information;

•                  Review of Orezone’s geological interpretation;

•                  Review of mineralization correlation, continuity and characteristics;

•                  Check of assay data reproducibility;

•                  Check of QA/QC procedures;

•                  Check of assay intervals and composite statistics;

•                  Check of capping of gold high grade values;

•                  Review of density determination test work and mineralization tonnage factors;

•                  Review of cut-off grade selection;

•                  Review of parameters used for geological model and grade interpolation.

1.3                  Basis of the Report

This report is based on the observations gathered during a site visit and on available data provided to Met-Chem by Orezone, as follows:

•                  Field visit of part of the Bomboré First Target Area by Mr. Yves A. Buro, Eng., Senior Geological Engineer, Met-Chem, on June 6-7, 2007;

•                  Visit of Orezone’s office in Ouagadougou on June 8-9, 2007;

•                  Visit in Ouagadougou of the SGS Burkina SA and the ALS Chemex (formerly Abilab) analytical laboratories, as well as to the BIGS preparation laboratory, on June 8-9, 2007;

•                  Discussions with representatives from Orezone: Messrs. Pascal Marquis, (Vice President Exploration, currently President), Ousséni Derra, (Exploration Manager), Laurent Coulibaly, (QC Manager), Edwin Maes, (GIS Geologist) and Pierre Toé, (Project Manager);

•                  Historical review of the Project;

•                  Geological interpretation and 3D Block Models performed by Orezone geologists for the deposits on the BFT area;

•                  Spot checks of Channel drill core and Orezone RC cuttings;

•                  Spot checks of the drill hole database;

•                  Telephone conversations, correspondence with André Labonté, Resource Geologist, Orezone, Ottawa;

•                  Electronic files in MS-EXCEL, BMP, DXF and ASCII formats provided by Messrs. Steve King (Vice President Exploration) and André Labonté (Resource Geologist) of Orezone, Ottawa;

•                  Various reports, documents and maps supplied by Orezone are listed in Section 21.0 - REFERENCES;

•                  Check samples of selected RC chips collected by Yves A. Buro, Eng.

1.4                  Units

All units used by Orezone on the Bomboré Project are in the metric system and Table 1.1 lists the abbreviations used in this report.

Table 1.1 – List of Abbreviations

Abbreviation	Meaning
tonnes or t	metric tonne
Mt	million metric tonnes
kg	kilogram
g	gram
g/t	gram per tonne
ppm, ppb	part per million, part per billion
m	metre
km	kilometre
km2	square kilometre
BLEG	Bulk Liquid Extractable Gold
IP	Induced Polarization
MAG	magnetometer survey

Abbreviation	Meaning
QA/QC	Quality Assurance/Quality Control
RAB	Rotary Air Blast (Drilling)
RC	Reverse Circulation
VLF	Very Low Frequency (electromagnetic survey)

1.5                  Met-Chem’s Qualifications

Met-Chem is based in Montreal and was incorporated in October 1969 as a Canadian subsidiary of UEC Technologies LLC.

Since then, Met-Chem’s mandate has been to offer a complete range of consulting and engineering services to the mining industry, including exploration, geology, resources evaluation, mine design, process design, feasibilities studies, detailed engineering, etc.

This technical report has been prepared by Yves A. Buro, Eng., Senior Geological Engineer, and Kenny Cheong Youne, Eng., Mining Engineer, both members in good standing of the “Ordre des Ingénieurs du Québec”. The block model and resource estimate was checked by Kenny Cheong Youne, Eng., Mining Engineer, under the supervision of Guy Saucier, Eng., Senior Geological Engineer.

Mr. Buro has thirty (30) years of international experience in exploration and mining geology, in field and managerial positions. He has participated in a variety of gold, nickel, base metals and iron projects at different stages of development, ranging from the generation of exploration targets through to mineral resource estimation, mine development and production. This varied experience includes detailed mapping and structural analysis of a dozen underground gold mines. As a qualified person, he took part in several audits of mineral resources and the preparation of technical reports in conformity with NI 43-101.

Mr. Kenny Cheong Youne, Eng. has four (4) years of varied experience in the mining industry. His expertise is in ore body modelling, resource estimation, reserve calculation, mine design and optimization. He provides continuous technical assistance and training to US Steel’s Minnesota iron ore operations, Minntac and Keetac. He is comfortable with several mining software and has good knowledge of programming.

Mr. Guy Saucier, Eng. has over twenty-five (25) years of experience in mining engineering, sales development and exploration. His expertise includes resources evaluation, mine design, and mine planning. He has been involved in several scoping studies and feasibility studies. He has participated in worldwide projects in gold, base metals, iron, coal, bauxite, and industrial minerals.

SECTION 2

Disclaimer

2.0                  DISCLAIMER

The present report has been written by Met-Chem for Orezone and is based on historical information available to Met-Chem at the time of preparation of the report in January 2008, on all the assay results as at August 2007 and on site visits carried out in June of 2007.

Met-Chem has not researched legal ownership information such as property title and mineral rights and has relied on information provided by Orezone. There was no metallurgical test work or environmental review carried out under Met-Chem and the limited relevant information already available is described in the report.

While the services performed by Met-Chem to create this report were in accordance with good engineering principles as practiced by competent engineering organisations, the analysis, information, opinions and recommendations provided by Met-Chem in this report are advisory only and Orezone shall at all times retain control over its operations. It should also be understood that the Mineral Resources, presented in this report, are estimates of the size and grade of the deposits based on limited drilling and sampling and the assumptions and the parameters currently available. The level of confidence in the estimates depends upon a number of uncertainties. These uncertainties include, but are not limited to, future changes in metal prices and/or production costs, difference in size and grade and recovery rates from those expected, and changes in project parameters.

Met-Chem’s estimates are based on methodologies and procedures consistent with accuracy levels as stated in the Report. Any cost information provided to Met-Chem by Orezone has not been verified by Met-Chem, and Met-Chem makes no representation as to its accuracy and disclaims all liability to its accuracy or completeness.

This report is intended to be used by Orezone as a Technical Report with Canadian Securities Regulatory Authorities pursuant to provincial securities legislation. Except for the purposes contemplated under provincial securities laws, any other use of this report by any third party is at that party’s sole risk.

SECTION 3

Property Description and Location

3.0                               PROPERTY DESCRIPTION AND LOCATION

3.1                               Property Description

The Bomboré property is located approximately 80 km to the east of Ouagadougou, in Ganzourgou Province, in central Burkina Faso. The original permit acquired by La Générale des Carrières et des Mines (“GMC”) was eventually reduced from 6,058 km2 to 250 km2 by Orezone (Bomboré I) to cover the most prospective area of Bomboré, the Bomboré First Target (“BFT”).

The Bomboré I permit has a rectangular shape and is registered under an “Arrêté ministériel” which defines the coordinates of the four corners forming E-W and N-S lines (Appendix B, and Figures 3.1 and 3.2)

Table 3.1 – Bomboré I Permit – Coordinates

CORNER	X	Y
A	723 300 E	1 359 200 N
B	735 300 E	1 359 200 N
C	735 300 E	1 338 300 N
D	723 300 E	1 338 300 N

UTM Projection - Clarke 1880 Adindan, Zone 30

Figure 3.1 – Location of the Bomboré Permit

Mali
Niger
Bomboré
Ouagadougou
Ghana
Benin
Togo
Cote d'Ivoire
0
50
100
miles
0
50
100
kilometres

3.2                               Title

Met-Chem has not undertaken a legal review of Orezone’s title and ownership of the property and, as such, does not express any opinion on their validity. However, a copy of the “Arrêté ministériel” for the Bomboré I permit is provided in Appendix B.

The Bomboré permit originally consisted of an “Autorisation de prospection” covering 6,058 km2 granted to GMC in 1989. In January 1994, due to changes in the Mining Act, a modified permit of 2,108 km2 was issued to GMC. Channel Mining (Barbados) Company Ltd (“Channel”) took an option giving it a 90% working interest in the permit, leaving GMC with a 10% carried interest. In the summer of 1997, GMC converted its 10% interest into Channel shares.

A sub-option agreement reached with Solomon Resources Ltd (“Solomon”) allowed Channel to secure financing for further exploration. By the end of 1997, Solomon earn a 45% working interest, leaving Channel with a 10% carried interest and a 45% working interest in the permit. The permit was renewed in early 1998. In 1999, Placer Dome Exploration (Africa Eurasia) Limited (“Placer”) reached an agreement to acquire a 20% interest in the permit. On July 2001, the permit was further reduced to 1,500 km2 upon renewal.

In 2002, Orezone Resources Inc. (“Orezone”) signed an option agreement with Channel and Solomon to earn a 50% interest in the project. After the Bomboré permit held by Channel expired in 2004, Orezone applied for the 250 km2 Bomboré I Permit (“Arrêté ministériel” No. 2004-04/038/MCE/SG/DGMGC of February the 17th, 2004), restricted to the Bomboré First Target area (“BFT”).

Orezone has earned its 50% interest in the project after having met and exercised the requirements of the option agreement by spending US$ 1.7 million before January 17, 2007. Orezone can earn a 70% interest by completing a bankable feasibility study. The remaining 30% may then be purchased by Orezone for US$ 1 million, subject to a 1% Net Smelter Return royalty. The Bomboré I permit was renewed on May 14, 2007 and is valid until February 2, 2010 (“Arrêté ministériel” No. 2007-07-062/MCE/SG/DGMGC) (Appendix B).

3.3                               Environmental Considerations

Met-Chem has not undertaken a review of the environmental management on Orezone’s property. Consequently, the exact environmental liabilities to which the property may be subjected when the deposits are mined are unknown to Met-Chem.

In general terms, a mining operation is considered as having significant adverse effects on the environment. The application for an exploitation permit must essentially include an environmental impact study, an enhancement and mitigation plan, and an environmental monitoring and management program. Provisions have to be made for mine reclamation and closure and an escrow account has to be set aside to be used during, and at the end of, the operation for reclamation measures. The possible discharge of arsenic in the mine effluents derived from the arsenopyrite contained in low concentrations in the Bomboré deposits will have to be addressed.

The consent from the people concerned must be obtained to carry out mining activities within 100 meters of dwellings, wells, religious buildings, burial or sacred ground. No sacred places seem to exist on the Bomboré I permit. The owner or user of a tract of land must be compensated for resettlement or for the use of land, wood and water by the mining operator. The inhabitants of a few villages may have to be relocated if the Bomboré deposits are mined.

Access roads, power lines and other infrastructures built for the purpose of mining that can be used by the public or neighbouring operations must be open, provided compensation is paid and no prejudice is caused to the operator. Restricted areas may be defined within the permit to protect the environment, the natural habitat, archaeological sites, or public interest infrastructures. Mining has to be carried out according to best practices and with due attention to occupational and human health and security.

SECTION 4

Accessibility, Climate, Local Resources,
Infrastructure and Physiography

4.0                               ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

4.1                               Accessibility

The Bomboré permit is located in Ganzourgou Province, to the southwest of the village of Mogtedo, about 80 km east of Ouagadougou. The property is readily accessible from Ouagadougou along paved national highway RN-4. All of the property is easily accessed during the dry season by four-wheel drive vehicles using well-travelled roads and trails. Access during the rainy season is restricted, as parts of the permit are waterlogged and flooded by overflowing rivers.

4.2                               Climate

The climate is semi-arid, with a rainy season from July to October and a dry season which is mild to warm from November to February and hot from March to June. Temperature ranges from a low of about 15°C in December to highs of about 45°C in March-April.

Annual rainfalls in the property area total 50 to 80 cm.

4.3                               Local Resources and Infrastructure

The Bomboré permit area is sparsely populated. The local population largely depends on subsistence farming, cattle raising and artisanal gold mining. The livestock consists mainly of cows, sheep, goats, hogs and poultry.

Artisanal gold miners or “orpailleurs” have been active at several sites for the last fifteen years. Orpailleurs win gold from the saprolite horizon but also sink shafts as deep as 45 metres to recover gold from quartz veins.

A sponsored and spontaneous immigration program was set up in the 1970’s and 1980’s by the Volta Valley Authority (“Autorité pour l’Aménagement des Vallées des Volta” or “AVV”). The program aimed at encouraging the populations living in the highlands to resettle into the more fertile upper White Volta river basin. Some buildings left in the Mogtedo-Bomboré area from the program are still standing, although many of the original households have left the area. A military shooting range is present to the northwest of the Maga grid but is apparently not in use any longer.

The South-West corner of the property is about 5-7 km away from the classified forest of the White Volta River (“Volta Blanche” or Nakambé). The White Volta flows generally southwards toward Ghana and marks the border of that protected area.

4.4                               Physiography and Vegetation

The property is generally flat with low hills, in the order of 30-50 m in elevation, underlain by outcrop, sub-crop and hard ferruginous lateritic cuirasse that dominate a gently southwesterly-sloping plateau.

The Bomboré River crosses the permit along a NNE-SSW course and its tributaries follow NE and NW directions. The Bomboré River is a tributary of the White Volta River. The drainage system is rectangular – dendritic, reflecting late fracture systems trending north-south, east-west and northwest-southeast and the predominantly north-northeast trend of the stratigraphic units.

Vegetation in uncultivated areas comprises mostly savannah woodlands, with dense bush growing only along some of the watercourses.

Farmers cultivate staple crops such as millet, rice, sorghum, maize corn and cash crops like, cotton and groundnuts. Deforestation is widespread over the permit area. As a consequence, wildlife is mostly restricted to small game and birds, but snakes are common, and a few monkeys have been observed.

SECTION 5

History

5.0                               HISTORY

The exploration work at Bomboré began with GMC conducting soil geochemical surveys, trenching and rock sampling and collecting data from the artisanal miners’ workings.

In 1994-95, Channel started exploration activities with the mapping and sampling of outcrops and orpaillage sites, soil geochemistry, ground magnetic and VLF-EM surveying. RC drilling returned significant gold intersections on the P16, P17, P12 (Siga), P8, P9 and Kiin Tanga zones on the Bomboré First Target (BFT) which was identified as the major exploration target on the permit.

Additional geological mapping and rock sampling, complemented by airborne geophysical surveying, satellite data acquisition and soil geochemical sampling, were carried out in 1996 in preparation for a drill programme.

Subsequently, soil and termite sampling, trenching, geological mapping and rock sampling and some RC drilling were conducted on the BFT. Outside this area, the target definition work consisted of geological mapping, rock and soil sampling over 5 grids (Sabse, Sogdin, Zabre, Ziga, Boudry-Tanguin and Meguet). Soil sampling was also performed over the southwestern and southeastern parts of the permit (Nakambé and Mankarga).

Channel completed the first internal resource estimation over the BFT in 1997. Subsequently, systematic drilling was used to define the main mineralized axes within the BFT. Rotary air blast (RAB) drill fences were performed across the entire width of the BFT, which helped to define and extend the main axes of mineralization and detect new zones. Preliminary metallurgical and mineralogical tests were done on RAB and RC drill samples. A petrography study was performed by Lakefield Research Ltd on polished thin sections cut from 21 samples.

In 1998, diamond drill holes confirmed the width and grade of previous drill intersections and an Indicated Resources was estimated and a “Resource Calculation Report” followed by a “Detailed Technical Report” were prepared (Guérard S. & Learn J., 1998). In 2000, the focus was placed on RC and RAB drilling into the P8/P9, Maga, Colline de Fusille zones and in the Mankarga Target Area.

The complete details on the methodology and parameters used to arrive at these resource estimations were unavailable to Met-Chem. The figures listed in this report for historical purposes only were not reviewed by Met-Chem and they should not be relied upon.

In 2003, Orezone initiated an RC drilling program in order to test the continuity of several BFT zones and to follow up on some encouraging results over the Mankarga grid (6.5 km to the SE of P16). The year of 2004 was devoted to compilation work. Subsequent RC drilling completed in 2005 returned encouraging results for P8/P9 and Maga, but Kiin Tanga proved to be below expectations.

A summary of the main exploration activities conducted on the Bomboré permit is provided in Table 5.1.

Table 5.1 – Main Exploration Activities on the Bomboré permit

GMC	1989-94	• soil geochemistry, trenching, rock sampling;

Channel / Solomon	1994-95	• evaluation of orpaillage sites;
• soil geochemistry (3,350 samples);
• ground magnetic (172.4 km) and VLF-EM (175.5 km);
• geological mapping (1/2500:1,670 ha; 1/1000: 4 ha);
• rock sampling (287 samples);
• RC drilling: 5,937 m in 57 holes (BFT).

	1996-97	• airborne geophysical surveys (8,548 m lines, 300 m spacing): magnetic, radiometric, VLF-EM;
• satellite data (SPOT) interpretation;
• soil geochemistry (5,666 samples, 500 by 500 m grid);
• P23: 21 trenches (5,398 m), rock sampling and geological mapping;
• BFT:
• geological mapping, trenching and rock sampling (4,893 samples);
• soil and termite sampling (9,521 samples, from 400 by 100 m to 50 by 25 m grids);
• RC drilling (9,091 m in 127 holes);
• RAB drilling 13,132 m in 361 holes (from 800 m to 1.5 km spacing);
• geological mapping, rock and soil sampling outside the BFT area (Sabse, Sogdin, Zabre, Ziga, Boudry-Tanguin and Meguet);
• soil sampling in SW and SE sectors of the permit (Nakamb/ and Mankarga);
• first in-house resource estimate *: 14.1 Mt at 1.2 g/t.

	1998	• petrography study (21 samples);
• RAB drilling: 21,117 m in 639 holes (to 200 m spacing in some key areas);
• diamond drill holes:1,080 m in10 holes;
• in-house «Indicated»* resource estimation 35 Mt at 1.1 g/t Au;
• detailed Technical Report (Guérard et Learn, September 1998).

Channel/Solomon	1999-2000	• 4,402 m in 76 RC holes (P8/P9, Maga and Colline de Fusille);

Channel / Placer Dome		• Mankarga: 3,633 m in 168 RAB holes.

Orezone	2003	• RC drilling:
		• Mankarga grid: 618 m in 8 holes;
		• P8/P9: 719 m in 11 holes;
		• Kiin Tanga : 640 m in 13 holes.

	2004	• Compilation work.

	2005	• RC drilling: 13,829 m in 217 holes (P8/P9, Maga and Kiin Tanga).

(*): This resource is not 43-101 compliant and should not be relied upon.

SECTION 6

Geological Setting

6.0                  GEOLOGICAL SETTING

6.1                  Regional Geology

Burkina Faso stretches over two geological terranes: the Proterozoic Baoulé-Mossi Domain, which corresponds to the eastern portion of the West African craton, and the sedimentary cover of lower Precambrian to recent age. The Baoulé-Mossi Eburnean orogenic domain contains Birimian (Lower Proterozoic) volcano-sedimentary units arranged in elongated belts, and relics of the Archean basement that outcrops in the south-western portion of the craton (Man Rise). The belts generally trend N-NE but form arcuate belts to the north of Ouagadougou. They are bound by older granite gneiss terrains and have been intruded by syn- to late tectonic granite bodies (Figure 6.1).

The Birimian Supergroup has been divided into a Lower sequence comprised of wacke, argillite and volcanoclastic rocks, and an Upper sequence of basalts with interflow sedimentary rocks. The Lower Proterozoic sequences are unconformably overlain by post-Eburnean sediments of marine and continental origins. The Birimian formations have been affected by three tectono-metamorphic phases and have reached the greenschist facies of metamorphism.

The Bomboré project lies in a small NE-trending belt located to the west of the major Tiébélé-Dori-Markoye Shear Zone that sub-divides the country into domains characterized by different structural patterns. The Taparko-Bouroum deposits of High River Gold Mines Ltd and the Essakane deposit of Orezone are in spatial association with the Markoye fault.

6.2                  Local Geology

The Bomboré permit covers part of a northeast-southwest trending greenstone belt extending for 50 km from the southwest corner to the village of Meguet in the northeast. The permit area is underlain mainly by mafic to intermediate metavolcanic rocks and diorite to granodiorite intrusions (Figure 6.1). A syenite intrusion referred to as the “Petite Suisse”, is exposed on the west of the property.

Figure 6.1 - Geology of the Bomboré Permit including the BFT Area

A major shear zone, 1 to 3 km wide, containing the Bomboré mineralization represents the dominant structure in the permit area. The BFT is a 14 km long, by several hundreds of meters wide zone within the shear zone. The BFT is defined by anomalous gold values in soil of more than 100 ppb (up to 13.4 g/t Au; Figure 6.2), as well as by the presence of numerous gold showings and orpaillage sites.

Figure 6.2    Bomboré Permit: BFT Area - Gold in Soil 100 ppb Contour

The shear zone contains intrusive units, ranging in composition from felsic to ultramafic, hosted in sericite, chlorite, graphite and talc schist units.

The following major lithological units have been recognized by Orezone on the Bomboré property, in outcrop, core samples and RC chips:

I1 : Felsic Intrusive Rock

White to light grey, massive or weakly deformed, fine-grained and porphyritic with quartz-feldspar phenocrysts set in a quartz-feldspar-mica matrix, locally with biotite and rare white micas.

These rocks occur as 0.5 to 5.0 m thick sills, sub-conformable to the regional fabric, that extend over several tens of m. They have been emplaced into the graphitic argillite at Maga, while they alternate with the meta- gabbros and diorite at Kiin Tanga, P8/P9 and Siga. They turn into kaolin and sericite rich rocks in surface outcrops.

I2 : Intermediate Intrusive Rocks

Light grey, beige to greenish, granular to micro-granular rock containing idiomorphic plagioclase and amphibole, locally with biotite and rare quartz. When altered, they contain sericite and chlorite

These rocks occur as dykes or sills, 0.5 to 5.0 m thick, commonly deformed and parallel to the regional shear zone. They locally extend over large surface areas as at Kiin Tanga. They are expressed as a fine grained rock with feldspar laths in surface outcrops.

I3 Mafic Intrusive Rocks

Black to greenish black meta-gabbro containing idiomorphic plagioclase and interstitial pyroxene, with subordinate hornblende and biotite. A laminated olivine gabbro variety occurs at P8/P9, and blue quartz eyes have been observed elsewhere (South P8/P9 and Siga). It is dark red to violet, vesicular and has a talcy touch in outcrops.

The meta-gabbro is strongly deformed and recrystallized and is akin to the meta-basalt with which it is locally in contact.

V3 Mafic Volcanic Rocks

Black to dark green, aphanitic meta-lava occasionally exhibiting black minerals, possibly pyroxene, and ubiquitous chlorite. This rock is commonly foliated.

S4, S3 Meta-Sedimentary Rocks

These rocks contain a dominant silt-clay fraction but they locally grade into a feldspathic sandstone, with sand-size particles set in a detritic matrix. Bedding is parallel to the regional trend.

They were intersected by the RC and core holes at Kiin Tanga, Maga and locally at Siga. They are characterized by the presence of graphite in the argillite at Maga and within the arenite at Siga.

Their very limited present distribution suggests they represent relic meta-sedimentary rocks originally extending over larger areas or possible pendants or xenoliths in a mafic intrusive complex.

Among the intrusive rocks, the gabbro and diorite varieties predominate and occur as tabular bodies likely brought into a position conformable with the regional schistosity by shear strain. The altered intermediate and mafic intrusive rocks exhibit chlorite and sericite and, locally, strong silicification. Ultramafic units (peridotite and talc schist) are observed locally in the Maga sector, the Colline de Fusille area and from the western parts of P8/P9 to the P13 grid area.

The felsic intrusive rocks mainly occur as fine- to coarse-grained quartz-feldspar porphyry and granitic dykes intruding the schist and the other intrusive units. A concentration of felsic dykes is apparent in the P8/P9 area. Generally, they are deformed and trend sub-parallel with the foliation. The felsic units are typically affected by moderate to strong sericitization, kaolinitization and development of variable proportions of iron carbonate. Local silicification is also noted.

The sericite schist, interpreted to derive from a felsic to mafic volcanic and/or intrusive rock protolith, is the most abundant schist variety. Graphitic schist is noted in the eastern sector of the P23 and P13 grids. Graphitic hydrothermal breccia occurs in the western part of the Maga area.

All the units host quartz veins and stringers. The mineralized zones generally contain up to 5% disseminated pyrite, occasionally with pyrrhotite (up to 3%) in mafic intrusive rocks. Up to 5% arsenopyrite was observed in the hydrothermal breccia at Maga. The geology of the Bomboré area is poorly constrained owing to scarce outcrop exposures.

The petrographic study of the samples sent by Channel to Lakefield (1998) concluded that the mineral assemblage of the metamorphic rocks indicates a low degree of metamorphism and moderate to strong deformation. The same study mentioned that it is difficult to postulate whether the rocks have undergone hydrothermal alteration that is now masked by shearing (1998). Surface weathering has affected the rocks to an average depth of 35 to 50 metres.

6.3                  Structural Geology

A major N-NW to N-NE trending shear zone containing the Bomboré mineralization represents the dominant structure in the permit area. The Bomboré Shear Zone (BSZ) has an arcuate shape and extends over 20 km. The Bomboré permit is situated to the west of the regional north-northeast trending, sinistral Tiébélé-Dori-Markoye shear zone. This fault represents a major discontinuity in the Birimian rocks, as it subdivides regions of contrasting structural styles. The BSZ can be interpreted as a secondary structure to the Markoye Fault.

The BSZ is clearly visible on the aerial photos and exhibits a strong signature on the airborne magnetic and the ground IP maps. The BSZ has also been interpreted as potentially containing an open, large-scale, regional fold or a mega-sigmoid.

The rock units within the BSZ trend NE-SW in the northern sector (Kiin Tanga and Maga), swing into a N-S orientation in the central part (P8/P9) and N-S to NNW-SSE in the southern part (Siga and P16). The units are steeply dipping (65° to 80°) toward the east.

A N-S fault system is visible on the satellite imagery, as well as an E-NE and a W-NW system. In addition, breaks in the magnetic data and apparent displacements in the mineralized bodies support the presence of the systems oriented at 070° and 110° responding to a late faulting event. Some of the gold mineralization seems to have been remobilized along the minor faults of the 070° and 110° systems. Fractures and quartz veins oriented roughly east-west are also noted on outcrops and in trenches.

Observations in surface outcrops and interpretation from drill data and geophysical results indicate the rock units within the shear exhibit brittle-ductile behaviour with folds, transposition and an anastomosing pattern typical of a shear zone. The presence of brittle structures, such as breccias and quartz veins, has also been recorded in the drill logs and surface maps.

Stretch lineations with consistent plunges of 45°-55° to the north have been mapped by Channel Resources on surface outcrops over most of the mineralized zones (Technical Report, 1998). These kinematic indicators are known to indicate the plunge of the higher-grade shoots within some gold deposit.

All the formations within the shear zone have been affected by the strain, except for some of the felsic intrusive bodies that have undergone moderate or no apparent shearing. The shear corridors where higher stress has focused are interpreted to be one of the controlling factors of the gold mineralization.

SECTION 7

Deposit Types

7.0                  DEPOSIT TYPE

The Bomboré permit is located in a NE-SW trending greenstone belt west of the regional north to northeast-trending Tiébélé-Dori-Markoye (“Markoye”) fault zone. The Bomboré gold deposit forms a large tonnage, low-grade system associated with a major arcuate shear zone several tens of km long (i.e. Bomboré Shear Zone).

Bomboré is a unique high-tonnage, low-grade type deposit with no known exact equivalent. The Bomboré mineralization shares characteristics, in terms of size and grade, with the structurally-controlled sediment-hosted (phyllite) Morro do Ouro (Paracatu) deposit mined by Kinross in Brazil. In contrast to Paracatu, the host rocks to the mineralization at Bomboré also include intrusive and effusive rocks ranging from felsic to ultramafic composition, in addition to sedimentary rocks. By virtue of its size and grade, the disseminated gold mineralization of the Canadian Malartic deposit in northern Quebec, Canada comes to mind as an analogy. Inferred Mineral Resource of 286 Mt at 0.9 g/t Au reported by Osisko Exploration Ltd. However, the system is interpreted as a possible Archaean porphyry gold system. In northern Quebec, as well, the Troilus mine, with past gold-copper production and reserves in the largest zone (Zone 87) of about 51 Mt grading 1.08 g/t Au and 0.11% Cu is another mining analog. The mineralization at Troilus is interpreted to have been emplaced by fluids channelled along structurally-controlled porosity and permeability of a sheared and brecciated amphibolite.

Kinross estimated the Morro do Ouro deposit to contain Proven and Probable Reserves of 1,186 Mt grading 0.40 g/t Au, in addition to Measured and Indicated Resources of 67,839 Mt grading 0.37 g/t Au (2006).

SECTION 8

Mineralization

8.0      MINERALIZATION

The Bomboré gold deposit is a large tonnage, low grade system associated with a major arcuate, N-NW to N-NE shear zone extending over several tens of km. Within the BSZ, five mineralized zones have been defined in the BFT within a 14 km long mineralized envelope. The BFT is coincident with the 100-ppb Au contour of the soil geochemical survey results in Figure 6.2.

Table 8.1 – Location of the Main Mineralized Zones of the BFT

	Min.	Max.	Min.	Max.
	Easting	Easting	Northing	Northing
Kiin Tanga	730,250	732,500	1,353,500	1,356,000
Maga/Colline de Fusille (“Maga”)	728,000	730,000	1,352,000	1,354,500
P8/P9	727,500	729,000	1,350,250	1,352,250
P11	727,000	729,000	1,347,750	1,349,500
Siga	727,500	729,500	1,346,500	1,347,750

The gold mineralization at Bomboré is associated with the main BSZ and contains quartz veins and veinlets, silicification, sulphides and carbonate alteration.

The quartz veins and veinlets were emplaced in a brittle-ductile regime. Most of the quartz veins are oriented sub-parallel to the foliation and are deformed. The presence of brittle structures, like quartz veins and breccia, has also been recognized in the drill core. Late veins trending 080° to 120° that crosscut the general fabric are also observed at numerous places on the BFT.

Minor portions of the gold mineralization seem to have locally remobilized into openings along the late 070°-110° cross-faults that have affected the deposits.

The quartz associated with the gold mineralization is milky white to smoky, locally vitreous and may contain tourmaline. The widths of the veins range from 2 cm to 1 m, with an average of 5 cm to 20 cm. However, the gold mineralization is pervasive at the +200 ppb level regardless of quartz veining.

Generally, the gold is finely disseminated but observations on gold-quartz vein outcrops and the occurrence of numerous orpaillage sites that have been active for 15 years on several areas of the permit attest to the existence of coarse gold particles in the mineralization. Gold occurs as free gold in quartz veins and stringers and is mainly associated with sulphide disseminations and stringers. The sulphides in the mineralized zones are predominantly represented by pyrite, chalcopyrite and arsenopyrite. Most sulphides occur as fine stringers in the deformation fabric suggesting a syn-tectonic genesis or re-mobilization (e.g., chalcopyrite), the mafic rocks are sulphide-rich and though also variably deformed the sulphides appear magmatic (cf. Pn/Po) (S.K. pers. comm.). Magnetite and graphite are present locally.

Although the gold mineralization is hosted by various rock types, it seems to be preferentially concentrated along the contacts between the sheared gabbro, diorite, felsic intrusive and sediments. It is probable that some of these contact relationships are related to strain partitioning (transposed units). The late felsic intrusive bodies seem to display more gold mineralization along the contacts than within them. The mafic/ultra-mafic units within the shear zone may have acted as chemical traps for gold, while the response of the more competent felsic units to stress is likely to generate more fractures. However, Met-Chem tested the relationship between the gold content and the lithologies and did not observe any significant correlation.

Although the exact control on the mineralization is still unknown, the gold mineralization seems to be partly controlled by shear corridors 500 to 1,000 m long and 50 to 100 m wide within the BSZ. The geological model confirms the presence of relatively higher-grade mineralization defined by the 200 ppm cut-off envelopes which shows a good continuity over 2 km. The anastomosing arrangement of these zones, parallel and slightly oblique to the general trend, is consistent with the geometry of a shear zone.

SECTION 9

Exploration

9.0      EXPLORATION

In 2006-07, Orezone re-surveyed the core and RC hole collars, and a high-resolution (1.00 and 0.25 m) photogrammetric survey was flown. A total of 1,450 RC samples collected in 2005, for which the quality of the assay results from one laboratory was problematic, were re-assayed. All the core and RC chips were re-logged, field mapping, sampling and a 160-km gradient IP survey were completed on the permit.

Reconnaissance RC drilling was carried out to identify new extensions to the known gold-bearing zones, followed by definition holes. RC drilling was used to collect samples for metallurgical tests. Details on the recent exploration activities on the Bomboré permit are provided in Table 9.1.

Table 9.1 – Summary of the Recent Exploration Activities at Bomboré

Orezone	2006-2007	• detailed mapping and sampling, interpretation;
• compilation, re-logging of the core and RC chips and interpretation;
• topographic survey of the core and RC holes collars;
• photogrammetric airborne survey (112 km²);
• RC drilling:
• Nov. 7 to Dec. 14, 2006: 102 holes for 7,187 m at Maga, P11, Siga and BFTS;
• Jan. 31 to Feb. 7, 2007: 1,583 m in 19 holes at Maga, P8/P9, P11 and Siga;
• ground IP surveys (April and December, 2006):
• 46 km (100-m lines) at P8/P9, Maga;
• 107.6 km (100-m lines) W of Maga, E & S of P8/P9;
• 1,450 RC samples from 2005 re-assayed;
• Metallurgical sampling (614 samples from RC holes);
• thin sections cut from 39 core and 17 rocks samples submitted to study under the petrographic microscope;
• Preliminary Resource estimation: 22.2 Mt at 1.48 g/t Au (*)

(*) Not compliant with the NI 43-101 Guidelines.

Preliminary 3D geological modeling and resource estimation were also carried out in 2006-07. This resource estimation reported by Orezone (Table 9.1) is based on a cut-off of 0.5 g/t Au and was completed in April 2006. It is not compliant with the NI 43-101 Guidelines and was not verified by Met-Chem and is of historical value only. The estimation that is the subject of the current Technical Report is based on more up-to-date data.

SECTION 10

Drilling

10.0    DRILLING

10.1    Introduction

The RC method has been widely used by Orezone for the exploration and definition drilling of the deposits. Ten core holes have been drilled by Channel on the BFT. Although a significant number of RAB holes have been drilled by Channel, they have not been included in the current resource estimation.

It is generally accepted that 5 to 15% of core drilling, including twinned core-RC holes, is necessary to validate the results from the RC chips. Until recently, Orezone has not yet carried out a significant percentage of diamond drilling at Bomboré, considering the large size of the deposits to investigate. However, Orezone is currently halfway through a 6,000 m (60 holes) program. In addition, the gold determination relying on analysis of 2 kg RC samples by bottle roll analysis were preferred by Orezone over the 30 or 50 g commonly used for fire assay. Met-Chem agrees that, by virtue of their larger size, they should constitute more representative samples, in terms of gold content.

However, the controls on the gold mineralization are not well understood and data from core drilling would certainly facilitate the interpretation of the geometry and distribution of the gold mineralization and provide enhanced confidence in the resource estimate.

Most of the recent drilling has been completed by St-Lambert/Boart Longyear. RC drilling commissioned by Orezone was carried out with a 5¼ -inch hammer bit.

The water table is at a depth of about 65 to 75 m on average, but the RC rigs are equipped with compressors powerful enough to completely flush the hole between samples. No drilling was taking place at the time of Met-Chem’s visit. Recoveries in the RC holes are based on sample weights and have been calculated by Orezone to be typically 95 to 100% of the material expected. The core recovery averages 90% in the rocks in the saprolite and transitional zones and 98% in the primary zone. Met-Chem considers these recoveries as very good.

The RC and core holes have largely been drilled from SE to NW and E to W, predominantly at an angle of -45 to -55 , against the dip of the mineralized zones. The current drill pattern varies from long sections 400 m apart drilled across most of the width of the mineralized zones with intervening sections with 100 m and 50 m spacing. A portion of the P8/P9 deposit is drilled on 25-m centers between the holes on sections 50 m apart.

Met-Chem considers the mineralized zones are only broadly located by these holes essentially testing the higher part of the geochemical anomaly, except for the more densely portion of P8/P9 where the tight pattern provides a more fair representation of the mineralized zones.

10.2    Hole Planning, Site Preparation and Set-Up

The procedure followed by Orezone to plan new RC holes starts with the project geologist laying out proposed holes with the help of maps and sections drawn with MapInfo-Discover and Gemcom software. The recommended holes are revised by Orezone’s Vice President of Exploration and Exploration Manager. Finally, the drill program is discussed, agreed upon and lastly double-checked by the project geologist in an attempt to eliminate all errors.

A hand-held GPS is used to locate and prepare the pads for the planned holes. The hole collars are spotted in the field and pegged using a Differential Global Positioning System (DGPS). The field geologist uses the DGPS to mark the fore and back sights using pickets for drill rig alignment and orientation purposes. The geologist assists the positioning of the drill and checks the requested dip angle.

Once drilled, the casing was surveyed using a DGPS. The DGPS accuracy is validated on a known control station and 10 cm accuracy is sought. Finally, Orezone had virtually all the drill holes back to 1994 re-surveyed with a Leica Total Station instrument or with a DGPS. A series of geodetic stations tied to the national grid system had been set up by contractor La Boussole of Ouagadougou on the property in order to build a network of control survey stations.

The planned and final collar coordinates are transferred into the database as “collar” files.

10.3    Deviational Survey

The path of the Orezone’s holes was surveyed using a Reflex instrument that measures several parameters, among them the plunge and the three components of the magnetic field, and relies on a compass to read the azimuth. The azimuth angles are validated by the measure of the intensity of the magnetic field, which indicates whether the compass readings were affected by local magnetism and by an accelerometer that tells whether the instrument was still at the time the measurement was taken.

An Orezone crew conducted the down-the-hole deviational surveys in the open RC holes after drilling was completed. Readings were taken at 25 m increments starting at 6 m below the collar. Readings in core holes are taken once or twice a day with the instrument positioned 6 m ahead of the drill string to avoid magnetic interference. If the distance between successive tests exceeds 30 m, rods are removed to take additional reading and maintain on average 25 m between successive readings.

The hole path at Bomboré typically steepens up with depth and wander off section to the right of a straight line. The hole deviation at Bomboré is not a critical issue, considering the fact that close to 75% of the RC and core holes do not exceed a total depth of 80 m.

Even though state-of-the-art technology, the instrument occasionally produces some obvious incorrect results. However, these spurious readings can be filtered out and the deviation path can be calculated. In Met-Chem’s opinion, the method adequately determines the position of the samples from which the true widths of the mineralized structures is defined and the resources calculated.

10.4       Hole Logging Procedures

10.4.1     Core Logging

The core drilled by Channel is stored in boxes with wooden blocks inserted after each run to indicate the depth. Orezone Project Manager re-logged all the core according to Orezone’s specifications. The material left from these holes as reference samples after preparation and analytical work is complete has never been found by Orezone.

All the core boxes for the 10 core holes drilled by Channel were photographed and the photographic records were saved as individual computer files.

10.4.1               RC Chips Logging

A quick log of the chips is done at the drill to check for the mineralized zones and extend the hole if necessary. The bags containing the RC chips are transported from the drill to Orezone’s storage area in Bomboré where they are weighed to estimate recovery and submitted to magnetic susceptibility measurements. The detailed description of the cuttings records done with the following information recorded in the logs in Excel spreadsheets:

•      Lithology and qualifier, Colour (using a standard soil colour chart);

•      Texture, Grain size,

•      Weathering, Alteration;

•      Quartz and carbonate veins;

•      Mineralogy, Sulphides;

•      Schistosity, Chips angularity.

The RC chips left after sampling are saved in plastic bags at the Bomboré storage area. Small samples of screened and washed chips from all the 1 m runs are saved in clearly labelled plastic boxes (chip boxes) bearing the assay results for the mineralized intercepts.

About half of the bags containing the chips from the RC holes drilled in 2005 had been exposed to the sun and rain and were damaged. As contamination had possibly occurred between these bags, Orezone decided to discard the damaged bags. The RC chips and chip boxes for the holes drilled by Channel were never found by Orezone.

All the measurements in the field, the parameters related to geological logging and sampling of the RC holes were captured directly in fixed forms with menus on an Excel platform loaded in handheld computers, to eliminate description and transcription errors. All the features were logged using standard codes. The logs were checked daily by the project geologist for completeness and accuracy. All the RC holes drilled by Orezone were recently re-logged by the senior project geologist.

10.5    Verification by Met-Chem

The locations of several hole collars and one trench on the Bomboré I prospects were verified in the field by Met-Chem using a hand-held GPS and a Brunton compass. The drill hole collars are clearly marked by a PVC tube set in a concrete slab inscribed with the hole number. Some PVC tubes were pulled by local inhabitants to be used as eaves trough or piping.

No discrepancies were found between the location, numbering or orientation of the holes verified in the field and the maps and the database. The coordinates measured by Met-Chem were within the accuracy of the hand-held GPS.

The core of the 10 holes drilled by Channel was laid out by Orezone staff for examination by Met-Chem.

The metreage on the depth markers in the core boxes generally corresponded to the actual depth of the holes and the core lengths. The lithology or mineralization contacts checked matched the information reported in the drill logs. Generally, the visual examination of the mineralized zones matched the assay results.

The chip boxes from 13 RC holes were examined by Met-Chem. The degree of alteration, quartz and sulphide content was checked against the logs showing the mineralized intervals. Our observations confirmed the fact that distinguishing the barren from the mineralized intercepts and the different rock types can be somewhat arbitrary, owing to the overprint from alteration, deformation and weathering that the rocks have undergone. No discrepancies were found by Met-Chem between the observations on the chip samples and the entries in the database.

SECTION 11

Sampling Method and Approach

11.0    SAMPLING METHOD AND APPROACH

11.1    Introduction

Each RC sample is given a unique identification number by numerical order, rather than setting aside specific series of numbers for different projects or sample type, thus reducing the risk of errors. The numbers attributed to the field samples incorporate the pre-determined numbers assigned to the Quality Control (QC) samples, according to the procedure outlined in Section 13.3.

No drilling or sampling activities were taking place at the time of Met-Chem’s visit in June 2007.

11.2    Reverse Circulation Drilling

The RC samples are systematically collected every meter, for the entire length of the holes. The material from the cyclone underflow is placed in polypropylene bags labelled with the sample identification and hole numbers.

The samples averaging 20 to 35 kg are transported to the storage area where they are reduced by multistage riffle splitters to obtain 5 kg sub-samples. The field duplicates are prepared at this stage and inserted into the sample stream. The splitter is cleaned after each sample with a brush or a rag. The damp samples are dried in the sun. The rejects for all the samples are kept until assay results are available. Then, all the samples carrying more than 100 ppb of gold are saved at the campsite in thick polypropylene bags and the others are discarded.

The 5 kg samples are transported in rice bags to the Orezone’s warehouse in Ouagadougou. The following information is entered into the sample book and tabulated in computer files: Date, Hole-ID, Interval, Sample Number, Number of Samples, Sampler, and Type of Analysis requested.

Met-Chem noted that the coarse reject RC sample bags are saved on a concrete slab, under a covered area in piles wrapped in thick plastic sheets tied down with ropes. A low wall constructed along the perimeter of the storage area prevents rainwater runoffs to affect the bags at the bottom of the piles.

SECTION 12

Sample Preparation, Analysis and Security

12.0           SAMPLE PREPARATION, ANALYSIS AND SECURITY

12.1           Introduction

Partly to answer Orezone’s needs, new laboratory services became available in Ouagadougou in 2005-2006. Sample preparation, BLEG analyses and fire assaying are offered at Abilab’s facilities. SGS acquired and expanded the QPS preparation facilities, and later started fire assaying and BLEG analyses. A new preparation facility opened under the name of BIGS Global, and a laboratory with fire assay and BLEG capability was under construction at the time of Met-Chem’s visit.

This has resulted in shorter turnaround time and easier supervision by Orezone of the quality of the services performed by the laboratories.

12.2           Sample Preparation

The 5 kg RC sub-samples are shipped from the site to Orezone’s warehouse in Ouagadougou with a shipment form filled by the project geologist. The information provided includes the project number, sample type, weight and interval, as well as a request for inclusion of the QC samples other than the field duplicates. The form is sent by e-mail and a hard copy.

Upon receipt at Orezone’s warehouse, the samples are checked against the list, sorted and verified for spilled, mislabelled or missing samples before being shipped to a laboratory for preparation. The samples are returned to the warehouse to be riffle split to 2 kg for BLEG analyses and used as original samples, blind duplicates and Lab-Aware duplicate samples. The remaining portion is stored for future reference. The combined field and QC samples are dispatched to the various laboratories for analysis. A submittal form indicating the batch and samples numbers, the number of samples and of bags accompanies the samples to the laboratory.

The three sample preparation facilities in Ouagadougou used by Orezone were visited by Met-Chem. Some details can be found in Section 13.5.2 of this report, but they essentially use the same methodology.

After drying, the entire 5 kg sample is crushed to 6 mm and ground in a vertical continuous Keegor disc pulverizer to achieve 75-95% passing 75 microns. A chart illustrating the sample preparation procedure is provided under Appendix C.

Several steps are taken in order to prevent sample-to-sample contamination at the preparation stage. The sample bags are emptied into metal pans that have been blown clean with compressed air. The samples are recovered at the underflow of the pulverizer in a clean pan lined with a single-use thin plastic bag, at Orezone’s request. The saved fraction will be left in this bag inserted into a new, thick plastic bag. The apparatus is cleaned by feeding it barren material and by using vacuum and compressed air. Met-Chem agrees these precautions are adequate.

12.3           Sample Analysis – Analytical Procedures

The RC samples were analysed using the BLEG technique on 2 kg samples until February 2006 when the LeachWELL® accelerated cyanide extraction process was adopted.

Both SGS and ALS Chemex (Abilab) currently use basically the same procedure (Appendix D). Samples weighing 2 kg were analyzed using bottle roll cyanide leach. The samples are poured into a bottle with water, a leaching solution and LeachWELL® tablets and then are placed on a roller for twenty-four hours. LeachWELL® is a catalyst formulated to increase the dissolution rate of gold in the samples. The gold is dissolved through formation of its cyanide complex, which can be concentrated through the process of solvent extraction. Gold content in the solution (liquor) is determined using atomic absorption analysis. For all the samples having liquor grade over 500 ppb Au, the tail is washed, dried and a 50 g charge is split and submitted to fire assay.

The laboratories provide the assay results on electronic text files. The original files are saved “as received” in a global database by Orezone’s GIS (Geographic Information System) geologist. A copy is transferred into Excel files and the blank cells are removed and the “less than” signs are replaced by a negative number to be saved as a “sampling” file. The assay results are automatically merged with the drill logs using the VLOOKUP worksheet function of Excel. The sample intervals in the “From” and “To” fields are cross-checked by applying formulas.

The assays of the BLEG tails from the samples submitted to Abilab in Ouagadougou, unlike those from the laboratories previously used in Ghana, show significant gold grades, suggesting a cyanide extraction ranging from only 40 to 90%, with an average in the order of 65%. To counter this, in March 2006, Orezone decided to use the more aggressive LeachWELL® cyanidation process for all the projects. The gold recovery achieved with the use of the LeachWELL® process is 80 to 85%.

The present resource estimate is largely based on the analytical results from the RC holes drilled by Channel (Fire Assay) and those by Orezone using the LeachWELL® process (Table 12.1). However, the samples submitted by Orezone to the 24-hour Cyanide Leach (35%) may have introduced a low bias in the mineral resources estimate, since the results obtained by the LeachWELL® process suggest that the actual gold grade of the samples may be higher.

Table 12.1 – Analytical Data Used in the Resource Estimation

Company	RC+DDH (m)		Analytical Method
Channel	20,530	45.5%	FA30
Orezone	15,830	35.0%	24-h Cyanide Leach
	8,770	19.5%	LeachWELL® Cyanide Leach

12.4           Sample Security

The RC samples and the drill core retrieved by the drillers are collected and handled at the drill site by Orezone personnel. The sample bags are transported by a dedicated driver to the storage area in Bomboré, split and sent to the Orezone warehouse in Ouagadougou. The sample bags are never left unattended. The storage area at Bomboré is fenced and security is provided permanently by a watchman. The warehouse in Ouagadougou is an enclosed building. From there, the samples are checked, sent to the preparation facilities in Ouagadougou and returned to Orezone’s warehouse. Finally, the samples are dispatched to the analytical laboratories. The samples are continually under the direct control of Orezone, who monitors the preparation and shipment of the samples. This ensures reasonable chain of custody by Orezone from the drill sites to the analytical laboratory.

12.4.1  Specific Gravity Determination

a)                        Measurements by Channel

Specific gravity determinations were performed by Channel in 1998 using the “weight in air/weight in water” technique. Lengths of split core averaging 39.2 cm were considered by Channel to be representative of 2-m core intervals. The results broken down by location in the weathering profile are provided in Table 12.2.

Table 12.2 – Results from Specific Gravity Determinations by Channel

	Core Length
Alteration	(cm)			Number of	Specific
Profile	Average	Minimum	Maximum	Samples	Gravity
Oxide	23.7	5	62	198	1.98
Transition	37.4	10	103	67	2.25
Fresh	51.7	22	117	263	2.87
Total				528

b)                       Measurement by Orezone

Orezone measured the specific gravity using the Channel core (Table 12.3). Two third of the measurements were taken on samples 2.9 to 3.1 m in length, with a full range of 0.45 to 5.1 m, between May 16th and 20th, 2007. The following information was recorded in a spreadsheet with each measurement: interval, depth, oxidation and rock type. The specific gravity results ranged from 1.17 to 3.20.

These measurements are used in the current model to estimate the tonnage for the different zones in the alteration profile. The slightly different figures presented in Table 12.3 are derived from the average specific gravity captured by the solids after smoothing the surface separating the three zones in the alteration profile.

Table 12.3 – Results from Specific Gravity Measured and Used in the Tonnage Calculations

		Measured Bulk Specific Gravity
Alteration	Number of				Used in the Resource
Profile	Samples	Min.	Max.	Average	Estimation
Oxide	107	1.17	2.69	1.64	1.658
Transition	65	1.68	3.06	2.38	2.447
Fresh	200	1.92	3.20	2.83	2.832
Total	372				389

A plot of the results for the fresh lithologies prepared by Orezone show clusters of values corresponding to the fields of sedimentary and felsic rocks through the intermediate to mafic varieties (Figure 12.1).

Figure 12.1 – Plot of Specific Gravity Determinations

This chart illustrates the fact that the recognition of the intermediate intrusive rocks in RC chips is very difficult. Indeed, the rocks described as intermediate intrusive are clustered with the felsic rocks, whereas the field for the specific gravity of the intermediate intrusive rocks is filled with rocks described as mafic intrusive rocks by the geologists.

Orezone now measures the specific gravity on all core and verifies the corresponding lithology in order to improve consistency.

In Met-Chem’s opinion, the methodology and number of samples used for the density determinations provide a reasonable indication of the bulk specific gravity of the rocks on the Bomboré Project. These figures correspond to specific gravities calculated for deposits of similar types and settings in Burkina Faso and elsewhere in West Africa.

SECTION 13

Data Verification

13.0           DATA VERIFICATION

13.1           General

The Quality Assurance (QA) program employed at Bomboré consists of a quality management system covering all stages of development, from the exploration activities to the resource estimation and is designed to involve all employees.

The system starts with the recording of all field data into hand-held computers and then the downloading of this data into the mainframe computer. The database is checked for errors at different levels, from the field office to the head office in Ottawa. The master database is managed by a GIS geologist in Ouagadougou.

As was planned by Orezone and was one of Met-Chem’s recommendations in 2005 for the Séguénéga project, Orezone started using a data management system (DataShed) that reads and directly merges data from different sources and then transfers them to mining programs such as Gemcom. One of the benefits of the software is that it limits the data manipulation to a minimum and does a number of cross validations. However, Orezone stopped using the software after 14 months due to lengthy commissioning problems, limited system adaptability and costly maintenance fees.

Monitoring the analytical results relies on the use of control samples included by Orezone and by the laboratory. Met-Chem performed spot checks on the database and on the results obtained by Orezone’s QC samples.

13.2           Database Validation

13.2.1     Validation by Orezone

The data acquisition of all the field data relies entirely on the use of hand-held computers loaded with commercial and in-house software. The data captured by all the electronic instruments (computers, GPS, survey) are directly downloaded into the mainframe computer.

The database is first checked for errors and validated on site by the project geologist using the built-in validation modules of the different software and plotting the data using MapInfo and Gemcom.

The information is then transferred into the master database managed by a GIS geologist in Ouagadougou. Additional checks are carried out by the GIS geologist, the exploration vice president, exploration manager, and the QA person in Ouagadougou, and the resource geologist in Ottawa.

The information is saved in different files, mostly built as Excel spreadsheets, but Orezone is switching to Microsoft Access software with a direct link with MapInfo. The data in the master database can easily be tracked by project number, date and activities. Orezone tracks the samples by recording the project, job and certificate numbers, with the dates at the different stages followed by the samples. The maps and the original signed laboratory certificates are saved and the old files are archived.

The integrity of the database is protected by restricted access, transfer of data using the VLookup function, filters and control formulas of Excel, validation by Gemcom and visual examination of the data. The IT personnel keep backups of the data in different buildings.

13.2.2   Verification by Met-Chem

Met-Chem checked the database in Ouagadougou and in Montreal and found very few errors, such as:

•

The Excel database containing the results from the specific gravity determination sent to Met-Chem still had the results from April, 2007 that had been redone in May 2007 because of some procedural error. Although the data was noted in blue, no mention was made that the old results should not be used.

•	The wrong column with the Au assays results were copied on the first version of the Access database (GP_GCDB651\DSrillholes_ASSAY) sent to Met-Chem for the deposit modeling.

•	A missing decimal point caused one interval of 468.1 m to be calculated for BMDD10, box 10 in the Excel file (PN651_Density_2007-Mai_MSK) sent to Met-Chem.

In Met-Chem’s opinion, these errors are not very common and should not jeopardize the integrity of Orezone’s master database and are expected to have a negligible impact on the resources estimates.

Met-Chem did a random check of some original assay certificates. No discrepancies were found in the assay numbers or results between the laboratory certificates, the database entries and the drill sections.

13.3           Quality Control of the Laboratories

13.3.1     Introduction

The QA-QC system implemented by Orezone to monitor the performance of the analytical laboratories includes the insertion of blind in-house standards and blanks, field and pulp duplicates into all the sample batches. Some commercial certified standard materials were also used as control samples for the fire assays. The type and frequency of control samples inserted by Orezone into the RC sample stream are listed in Table 13.1.

Table 13.1 – Control Samples Inserted with the Field Samples

Control Sample	RC Holes
Blank	2%
Standard	2%
Field Duplicate	2%
Pulp Duplicate	4%
Lab-Aware Pulp Duplicate	10%

In addition to adding its own control samples, Orezone requested the laboratory to run a pulp duplicate assay on every 10 samples in the sequence. These samples are referred to as Lab-Aware (“LA_PD”) and are designed as a test against the blind duplicate samples inserted by Orezone.

The type and location of the control samples in the sample stream has been determined on the basis of randomly generated numbers. In this system, a control sample of predetermined type is intercalated each time the last three digits in the sample numbering sequence correspond to these random numbers. A series of a hundred random numbers out of 1,000 was used (Appendix E). The procedure insures absence of bias that could be introduced by the geologist into the location of the control samples, and is considered as a more robust test of the laboratory.

Through time, the samples have been sent to four different laboratories:

•	Abilab Afrique de l’Ouest SARL (ALS Laboratory Group), Ouagadougou : (AO);

•	SGS laboratory Service Ghana Ltd., Tarkwa:(ST);

•	SGS Laboratory Services Burkina SA, Ouagadougou :(SO);

•	SGS laboratory, Siguiri, Guinea:(SS).

Met-Chem examined a database containing 4,017 QC samples, inserted by Orezone in the RC samples from September 2005 to March 2007. These are listed as follows in Table 13.2.

Table 13.2 – QC samples in the database verified by Met-Chem

Control Sample	Quantity
In-house Blanks	388
In-house Standards	403
Field Duplicates	381
Pulp Duplicates	821
Lab-Aware Pulp Duplicates	1,635

The assays from the SGS Siguiri laboratory were removed from the checked database for having encountered serious problems, leading to the re-assaying of the entire batches.

Orezone used a fail-pass criterion for his QA-QC based on the error rate for each laboratory certificate. The score is calculated as the percentage of the Number of rejected QC results over the Number of control samples in the certificate. A score of less than 5% is considered by Orezone as an acceptable error rate, a score from 5 to 25% is regarded as a marginal pass. The batches returning a score exceeding 25% are considered fails and re-analysed provided a statistically significant number of control samples are present in the batch.

Met-Chem selected the results from the control samples analysed with the RC samples for the period between September 2005 and March 2007 to carry out spot checks. The criteria used by Met-Chem to test the general performance of the control samples are those generally accepted in the mining industry for certified control samples. The examination by Met-Chem is meant to provide a general idea on the performance of Orezone’s control samples. The data was not broken down by certificate or zones in the Bomboré permit. This analysis is a complement of the observations made by Met-Chem while discussing and examining some results from Orezone’s QA-QC program at the office in Ouagadougou during the site visit in June 2007.

13.3.2 Blanks

Eolian sand from the Essakane project area was used as blank material by Orezone, whereas sterilized RC chips from the Orezone projects are currently used. Several hundreds of kg of RC chips have been pulverized, homogenized by the preparation laboratory and by Orezone, using a concrete mixer, prior to the field campaign. The material is bagged, clearly labelled and stored at the Orezone facility in Ouagadougou. The blanks that match as best as possible their colour with that of the adjacent samples are selected.

Blanks help monitoring the carry-over contamination and the improper sequencing of samples during sample preparation and analysis. The blanks should be prepared with the field samples from barren crushed material similar in appearance to RC chip samples.

A factor of twice the detection limit in 80% and 90% of the cases is commonly used in the industry for the certified coarse and pulp blanks, respectively. In addition, the mean should not exceed the value of the detection limit. Orezone applied a fail-pass threshold of five times the detection limit, considering they are not dealing with certified blanks.

The database checked by Met-Chem contained 388 blanks inserted by Orezone with the RC samples from Bomboré.

7 samples returned values between 163 and 1,389 ppb Au (163; 190; 208; 290; 298; 669; 1,389 ppb), which would indicate that sample swaps occurred or that these blanks were not barren. They were considered as outliers and removed to calculate the statistics.

35 blanks (9.2% of the 381 blanks) exceed 4 ppb (twice the detection limit), which is within the 20% limit generally accepted in the industry for the certified coarse blanks. 19 blanks (5.0%) exceed Orezone’s rejection threshold of 10 ppb (five times the 2 ppb detection limit). The mean of the blanks is 2.8 ppb, which slightly exceeds the 2 ppb detection limit. Consequently, Met-Chem believes that the blank performance is acceptable, considering these are not certified blanks.

13.3.3  Standards

The standard reference materials (“STD”) used at Bomboré for insertion with the BLEG samples are prepared from lithologies encountered on the Orezone properties (Table 13.3). Details on the origin and characteristics of the standards are provided under Appendix F.

As in the preparation of the blanks, several hundreds of kg of the various standards have been totally pulverized prior to the field campaign, bagged, clearly labelled and stored at the Orezone QC facility in Ouagadougou.

In-house standards were generally used, with some commercially available certified standard reference materials used for control of the fire assay results.

Table 13.3 – Expected Values of In-house Standard Materials Used by Orezone

STD_ID	Expected Values (ppb Au)
	Mean	Min.	Max.

STD1	895	495	1,295
STD2	26	18	33
STD3	2	0	10
STD4	748	713	784
	1,330	1,145	1,514
STD6	-1	-1	10
STD7	1,562	1,485	1,640
STD8	51	32	70
STD9	2,837	2,368	3,305

The sampling geologist makes a selection of the standard based on the colour match of the standard with that of the adjacent samples.

The limits of the mean plus/minus two standard deviations are commonly used in the mining industry for certified standards and the assay results should be within these limits 95% of the time. Orezone applied the more rigorous fail-pass threshold at the mean plus/minus one standard deviation.

The database checked by Met-Chem contained the results of 403 in-house standards inserted into the RC samples. Some of the results are illustrated by charts presenting the assays through time and by laboratory.

STD1 is found 17 times in the database checked by Met-Chem. The expected values for this standard are 895 ± 400 ppb Au, which reflects its heterogeneity.

One spurious assay result (97 ppb Au) was removed to calculate the statistics of STD1. This sample possibly constitutes a mislabelled sample.

Although the assays range from 720 to 1,779 ppb Au, all but one sample are between 1,010 and 1,779 ppb Au, which indicates a positive bias versus the expected average value. This is confirmed by the mean calculated for the 16 remaining assays at 1,367 ppb Au. 5 samples fall outside of ‘the mean plus/minus one standard deviation’. 1 sample falls outside ‘the mean plus/minus two standard deviations’. This limited dataset exhibits a positive bias and suggests the performance of STD1 is not outstanding.

STD2 was introduced 32 times in the checked database. The expected value for this standard is 26 ± 8 ppb Au. The assay results stand between 8 and 94 ppb Au. 6 outliers are present between 120 and 210 ppb Au, all of them within the 14 assays originated from the SGS Tarkwa laboratory. The 26 remaining assays yield a mean of 30.5 ppb Au.

5 assays (19.2%) would exceed the acceptance limit of ‘the mean plus/minus one standard deviation’. 2 assays (7.7%) exceed ‘the mean plus/minus two standard deviations’, which slightly exceeds the 5% maximum acceptable occurrence for certified standards.

Most results returned by Abilab Ouagadougou for this standard are outside of the expected maximum and minimum values calculated by Orezone. The results yielded by the SGS Tarkwa laboratory exhibit a much more erratic behaviour. From this limited data set, the performance of STD2 is poor.

STD3 is a blank. 2 outliers at 600 and 1,417 ppb Au are present out of 73 assay results (Figure 13.1). These high values are probably caused by sample swaps or by the unexpected presence of gold in this blank. After removing them, the mean is 4.6 ppb (for the 71 remaining assays), which is a little high.

The assays at the Abilab Ouagadougou laboratory stand within 0 and 7 ppb, but range from 0 to 78 ppb at SGS Tarkwa. The performance of this blank at Abilab Ouagadougou is good, but is rather erratic and not acceptable in the data from the SGS Tarkwa laboratory.

Figure 13.1 – Orezone Standard STD3 - Analytical Results

STD4, with an expected value of 748 ± 35 ppb Au and 1,330 ± 184 ppb Au, has 92 occurrences in the database.

The five assays of 15, 40, 67, 70 and 70 ppb are considered as outliers, possibly due to samples swaps (Figure 13.2). The mean for the 87 remaining assays is 869 ppb, which is a little higher than the expected value. The minimum and maximum values for STD4 range from 140 to 1,520 ppb Au, but generally vary between 592 and 1,100 ppb.

A total of 20 assays (23.0%) are over ‘the mean plus/minus one standard deviation’. 7 assays (8.0%) are over ‘the mean plus/minus two standard deviations’, which exceeds the industry threshold of 5%.

The results from the Abilab Ouagadougou laboratory are somewhat centered on the mean, whereas those from SGS Tarkwa show a rather high variability, and a drift with time is suggested in the last sample results. The performance of this standard in this data set is poor.

Figure 13.2 – Orezone Standard STD4 - Analytical Results

The use of STD5 was discontinued in January, 2006.

STD6 is actually a blank occurring 86 times in the database checked by Met-Chem.

After removing the 2,843 ppb Au outlier probably due to sample improper sequencing, the mean (for the 85 remaining assays) is 2.2 ppb, which is very close to the detection limit (Figure 13.3).

The results generally vary from 0 to 3 ppb. 3 assays (3.5%) are over 10 ppb (five times the 2 ppb detection limit), whereas 7 assays (8.2%) are over 4 ppb (twice the detection limit). Except for 6 erratic assays at SGS Tarkwa, the performance of STD6 is acceptable.

Figure 13.3 – Orezone Standard STD6 - Analytical Results

STD7, with an expected value of 1,562 ± 77 ppb Au, had 42 results available in the checked database.

A total of 8 outliers (118; 310; 440; 603; 660; 680; 700 and 2,998 ppb Au) were removed to calculate the mean. The mean for the 34 remaining assays is 1,537 ppb, which corresponds to the expected value. However, the assays range from 1,007 to 2,130 ppb Au (Figure 13.4).

A total of 10 samples (29.4%) are outside ‘the mean plus/minus one standard deviation’. 2 samples (5.9%) are outside ‘the mean plus/minus two standard deviations’, which slightly exceeds the maximum 5% acceptable. STD7 in this data set exhibits a rather erratic behaviour with variability well beyond the maximum and minimum expected values calculated by Orezone.

Figure 13.4 – Orezone Standard STD7 - Analytical Results

STD8 appears 36 times in the checked database. Its expected value is 51 ± 19 ppb Au.

Once removed the 6 outliers (1,463; 2,316; 2,753; 3,420; 3,472 and 3,727 ppb Au), the mean for the 30 remaining assays is still 94.1 ppb Au, which is higher than the expected value.

5 samples (16.6%) are outside ‘the mean plus/minus one standard deviation’. 2 samples (6.7%) are outside ‘the mean plus/minus two standard deviations’, which exceeds the threshold of 5% (Figure 13.5).

The Abilab Ouagadougou laboratory yielded erratic values, whereas the SGS Tarkwa results suggest the presence of two populations at around 80 and 120 ppb for this standard. In addition, a general positive bias is suggested from these results. The majority of the results fall outside of the limits of the expected values defined by Orezone for this standard. Judged from this limited data set, the performance of this standard is poor.

Figure 13.5 –  Orezone Standard STD8 - Analytical Results

STD9 appears 25 times, with values between 2,065 and 4,088 ppb and a mean at 3,093 ppb, which is close to the expected mean. The expected value is at 2,837 ± 468 ppb Au (Figure 13.6.).

A total of 6 samples are outside ‘the mean plus/minus one standard deviation’. 3 samples exceed the boundaries of ‘the mean plus/minus two standard deviations’, which exceeds the threshold of 5%. Although the results for his standard are few in number, 19 out of 25 lie within the limits of the expected values defined by Orezone, but they generally seem to concentrate on the positive side of the expected value, particularly for the samples analysed at the SGS Ouagadougou laboratory.

The assays from this limited data set show a positive bias but suggest its performance is fair.

Figure 13.6 –  Orezone Standard STD9 - Analytical Results

The examination of the results from the standards in the database checked by Met-Chem shows a performance that is not outstanding. However, one has to consider that the standards are not certified and their variability can be expected to be higher than the commercial certified reference materials.

13.3.4 Duplicates

Duplicate samples are analysed in order to test the reproducibility of the gold grades and potential sample mix-ups. The duplicates measure the cumulative sample heterogeneity,

sample preparation and analytical errors. Coarse rejects duplicates carry a larger variability than the pulp duplicates.

Two fail-pass thresholds are commonly used in the industry. For the samples whose mean of the individual pairs is less than 15 times the detection limit, 90% of the pairs should have a difference (absolute value) less or equal to 3 times the detection limit (coarse duplicates) or twice the detection limit (pulps). For the samples whose mean exceeds or equals 15 times the detection limit, 90% of the pairs should have a ‘difference over mean’ ratio less or equal to 20% (for the coarse duplicates) or less or equal to 10% (for the pulps). In addition, the difference between the mean of original assays and the mean of duplicates assays must be 5% or less.

The database used by Met-Chem for a spot check contained 2,837 duplicate assays of samples from the Bomboré RC holes.

A total of 381 Field Duplicates were available in the checked database.

In addition, 120 individual pairs of original and field duplicate assays had an average below 30 ppb (15 times the 2 ppb detection limit). Within that group, the difference (absolute value) between the duplicate and the original assays for 27 pairs (22.5%) exceeded the value of 6 ppb Au (3 times the 2 ppb detection limit for coarse duplicate), which exceeds the 10% threshold commonly used in the industry.

A total of 261 individual pairs of original and duplicates had an average over or equal to 30 ppb (15 times the 2 ppb detection limits). Within that group, 91 pairs (34.9%) exceed the 20% ratio ‘difference over the mean’ for individual pairs, which is over the generally used 10% occurrence of the pairs for coarse duplicates.

Although the means for the original and duplicate assays are almost identical at 163 and 164 ppb Au, respectively, the dispersion of the values for the individual pairs is rather high, as illustrated in Figure 13.7.

Figure 13.7 – Orezone Field Duplicates - Correlation between Original and Duplicate Analysis
(Values Cut to a Maximum of 1,200 ppb Au)

The database checked by Met-Chem contained 821 pulp duplicates.

A total of 245 individual pairs of original and pulp duplicates assays had an average below 30 ppb (15 times the 2 ppb detection limit). Within that group, the difference (absolute value) between the duplicate and the original assays for 50 pairs (20.4%) exceeded the value of 4 ppb (twice the detection limit for pulp). the 10% threshold commonly used in the industry is exceeded.

In addition, 572 individual pairs of original and duplicates had an average over or equal to 30 ppb (15 times the detection limits). Within that group, 255 pairs (44.3%) exceed the 10% ratio ‘difference over the mean’ for individual pairs, which greatly exceeds the 10% occurrence generally accepted for pulp duplicates.

The means for the original and duplicate assays are 192.6 and 190.2 ppb Au, respectively. Although this difference is very low, the relatively high dispersion of the results for the individual pairs is illustrated in the graph of Figure 13.8.

Figure 13.8 – Orezone Fine Duplicates (Pulps) - Correlation between Original and Duplicate
Assays (Values Cut to a Maximum of 1,200 ppb Au)

A total of 1,635 pairs of LA_PD (“Lab Aware Pulp Duplicates”) were present in the checked database.

531 individual pairs of original and Lab-Aware Duplicate assays had an average below 30 ppb (15 times the 2 ppb detection limit). Within that group, the difference between the original and the duplicate assays for 61 pairs (11.5%) exceeded the value of 4 ppb (twice the detection), which barely exceeds the maximum 10% threshold commonly used in the industry. The means of the original and the duplicate gold assays in this group are almost identical at 12 and 13 ppb Au respectively.

A total of 1,104 individual pairs had an average over or equal to 30 ppb (15 times the 2 ppb detection limit). Within that group, 360 pairs (32.6%) exceeded the 10% ratio ‘difference over the mean’ for individual pairs of pulp. This greatly exceeds the maximum 10% of pairs generally used. The means of the original and the duplicate gold assays in this group are 299 and 303 ppb Au respectively.

The means of all the original and the duplicate gold assays are 206 and 209 ppb Au respectively. Although the means for each set of values is very close, and no strong bias is visible (average of 3.9%), a rather high variability is apparent for the LA_PD (Figure 13.9).

Figure 13.9 – Orezone Lab-Aware Fine Duplicates (Pulps) - Correlation between Original and Duplicate
Assays (values cut to a maximum of 1,200 ppb Au)

13.3.5      Secondary Laboratory

Orezone’s QA-QC system does not systematically make use of an umpire laboratory but includes provisions for re-assay of the rejected batches or of suspicious results.

The project geologist systematically checks the correspondence of the assay results with the description of the mineralized zones and requests check assays if necessary.

13.3.6      Control Charts

No control charts were used by Orezone before June 2005 to help monitor the laboratory performance. Abnormal assay results were flagged by the GIS geologist in the database and this served to re-assay batches containing rejected samples on the basis of the origin and possible impact of the errors on the results. After June 2005, Orezone started to continually maintain visual record of laboratory performance in the form of control charts for all QC samples. Examples of the charts generated by Orezone are provided in

Appendix G. In-house software is utilized. This allows the monitoring and correction of any deviation as they are detected and to accept or reject batches from the laboratory.

For instance, the close monitoring of the laboratory performance has detected serious problems in the results from 1,450 RC samples analysed in 2005 at the SGS laboratory at Siguiri were removed from the database. Entire batches were re-assayed and the new results were incorporated into the database to replace the problematic results.

Routinely, after a problem was found by Orezone, it would be discussed with the laboratory managers and Orezone would stop sending samples until it is fixed.

13.4        Internal Laboratory Quality Control

13.4.1      Abilab, Mali

Abilab, ALS (Abilab) and SGS operate laboratories under a Quality Assurance and Quality Control system that is not certified by any standards association, but conforms to most of the ISO 17025 guidelines. The QC samples inserted by the laboratory consist of blanks, certified standard materials, duplicates, replicates and repeat samples with each batch of 50 Fire Assay samples or 20 BLEG samples.

The laboratories supply the results from their QC samples. Some results were examined by Met-Chem and, inevitably, some assays of the standards that returned poor results were noted. However, Orezone QA-QC manager closely monitors the results.

13.5        Independent Check-Sampling, Verification and Visit of the Laboratories by Met-Chem

13.5.1      Introduction

During the site visit, Met-Chem visited Orezone’s warehouse, and the three laboratories in Ouagadougou. Met-Chem also selected 45 RC samples to serve as check assays.

13.5.2      Visit to the Laboratories

The SGS, Abilab and BIGS Global laboratories located in Ouagadougou and used by Orezone were visited on June 8 and 9, 2007 with L. Coulibaly. SGS Tarkwa and SGS Siguiri, also used by Orezone, were not visited by Met-Chem. Abilab was acquired by ALS Chemex in September, 2006.

SGS had taken over the QPS preparation facility (October 2005) and BIGS Global was under construction and only offering sample preparation services at the time of the visit. The QPS facility was visited by Y. Buro in June 2005. It was found to be rather dusty, but no evidence of sample contamination was found.

Although they are not ISO accredited, SGS and Abilab in Ouagadougou are internationally recognized laboratories and have built a reputation based on the results from large volumes of samples processed for many mining companies and from the experience of their management. SGS and Abilab follow a program involving quality control procedures for sample preparation and analysis, plus a quality assessment stage. The analysis of quality control samples (reference materials, duplicates and blanks) with all sample batches is part of the program. As well, they participate in inter-laboratory test programs (Round Robin Exchanges). The BIGS Global laboratory is owned by a former Abilab manager. Furthermore, these laboratories are being audited repeatedly on behalf of large and small mining companies.

In addition to the internal quality assurance program, Orezone’s own quality control samples and monitoring by dedicated QC Manager L. Coulibaly ensure that the results can be trusted and the problem batches are re-processed. Once a week, an Orezone representative visits the laboratories unannounced.

All three facilities use essentially the same preparation procedures and the analytical methods used by Abilab and SGS are similar. In general:

•                  Drying: ovens at 90 to 106ºC; 1 day or as needed: RC chips;

•                  Comminution: jaw crushers, vertical Keegor disc pulverizers, 75% to 95% passing 75 microns;

•                  Single-use thin plastic bag lining the pan collecting the pulverized sample and inserted into thick plastic bag;

•                  Sieve analysis: every 20 samples;

•                  BLEG analyses: 24-h non-stop leach, using LeachWELL®;

•                  Fire Assay: fusion ovens with 50-sample capacity; cupellation ovens of 100 samples capacity; gasoil-fired;

•                  SpectrAA 55B Spectrometer: linked to LIMS (SGS), dedicated to Au (Abilab);

•                  Lab QC samples: 1-2 BLK, 2 STD, 2 DUPL, 2 REPL or 4 REPEAT with each 50 FA sample batch; STD and BLK also added with each lot of 20 BLEG;

•                  Turnaround time at time of visit: 5 days to 2 weeks.

The main differences or characteristics found between the laboratories are summarized in Table 13.4.

Table 13.4 - Main Characteristics of the SGS, ALS (Abilab) and BIGS Laboratories in Ouagadougou

	SGS	ALS (ABILAB)	BIGS Global
Visit conducted by:	Alex Ehui, Operation,
	Production, QC	Alain Leclair,	Ian Barrow,
	Manager; Stephan	Assistant Manager	Manager
Botha, Branch Manager
Services Offered:	sample prep, BLEG, FA	sample prep, BLEG, FA	sample prep
Capacity		1,000 BLEG
(samples per day):	800		400
2,000 FA
Bottleneck:	oven	sample prep	pulverizer
Sample tracking:	LIMS	no LIMS; tracking	by weighting samples:
		sheets	• as received;
• after drying;
• after crushing;
• after pulverizing.
Personnel:	42	140	unknown

The room with the weighing scales at Abilab was found to be rather close to the preparation room. However, no vibration was noticed that could affect the accuracy of the scales, and this is confirmed by the daily calibration they undergo. The sample sorting room was a little tight at Abilab as well.

Generally, the three facilities were found to be well maintained, well ventilated, well organized and run in a professional manner. No major problem was seen during Met-Chem’s visit that would lead us to believe the samples prepared and analysed for Orezone may have been processed in a way that may cause contamination or poor analytical results.

13.5.3      RC Check Samples

A total of 45 RC samples were selected by Met-Chem to represent mineralized intervals in different holes, with some geographic spread in the various deposits, in a wide range of gold grades (0.220 to 4.040 g/t Au) and at different depths (7 to 72 m) in the alteration profile. The original samples were collected between October 6, 2005 and February 21, 2007.

The RC check samples are field duplicates re-split from the material stored in the original sample bags. Six of the samples selected by Met-Chem were part of the damaged bags of the 2005 drill programme that had been discarded. These samples were replaced by similar samples selected by Met-Chem. A Jones riffle splitter was used to prepare the pairs of 2-kg RC sub-samples. Project manager, Pierre Toé, organized the reduction and shipment of the samples Ouagadougou after Yves Buro had left the camp.

The analytical results for RC samples gathered by Met-Chem are presented in Table 13.5.

Table 13.5 – Analytical Results for RC Check Samples Collected by Met-Chem

		Original Samples				Field Duplicates
		From	To		Head	Head	Bias
Project	Hole ID	(m)	(m)	Number	(g/t Au)	(g/t Au)	(%)	Number
Kiin Tanga	BBRC160	68	69	314002	4.040	0.025	-99%	594790
		69	70	314003	1.620	1.406	-13%	594791
		70	71	314004	0.320	0.365	14%	594793
		71	72	314005	2.520	2.037	-19%	594794
Maga	BBRC125	33	34	311487	2.980	2.708	-9%	594815
		34	35	311488	0.300	4.018	1,239%	594816
		35	36	311489	2.060	1.407	-32%	594785
		37	38	311491	0.750	4.611	515%	594786
		38	39	311492	1.730	2.416	40%	594787
		12	13	312623	1.050	1.850	76%	594817
		13	14	312624	1.400	1.649	18%	594818
		14	15	312625	0.930	0.900	-3%	594819
		15	16	312626	0.320	0.313	-2%	594820
		16	17	312627	0.640	1.075	68%	594821
Maga S	BBC350	14	15	570845	1.066	0.983	-8%	594807
		15	16	570846	2.794	1.975	-29%	594808
		16	17	570847	1.335	1.001	-25%	594809
		17	18	570848	0.439	0.361	-18%	594810

		Original Samples				Field Duplicates
		From	To		Head	Head	Bias
Project	Hole ID	(m)	(m)	Number	(g/t Au)	(g/t Au)	(%)	Number
		44	45	305454	1.170	1.207	3%	594772
		45	46	305455	0.592	0.634	7%	594773
		46	47	305456	2.384	2.852	20%	594775
	BBRC039	47	48	305457	2.531	2.653	5%	594776
		48	49	305458	0.369	0.442	20%	594777
		49	50	305459	0.302	0.374	24%	594778
		50	51	305460	0.627	0.595	-5%	594779
		28	29	307283	0.541	0.601	11%	594811
		29	30	307284	1.151	1.299	13%	594813
		30	31	307285	1.940	1.499	-23%	594814
	BBRC066	42	43	307298	2.911	2.200	-24%	594780
		43	44	307299	1.933	1.854	-4%	594781
P8/P9		45	46	307302	2.914	3.116	7%	594782
		47	48	307304	1.231	1.408	14%	594783
		48	49	307305	0.556	0.602	8%	594784
		7	8	369040	3.430	4.009	17%	594822
	BBRC217	8	9	369041	1.680	1.251	-26%	594823
		9	10	369042	0.600	0.036	-94%	594824
		10	11	369043	0.220	0.097	-56%	594825
		44	45	371090	0.530	0.512	-3%	594797
		45	46	371091	0.710	0.745	5%	594800
	BBRC246	46	47	371092	1.080	1.608	49%	594801
		47	48	371093	2.540	4.938	94%	594802
		48	49	371094	1.030	1.499	46%	594803
		49	50	539138	2.361	1.956	-17%	594804
Siga	BBC264	50	51	539139	1.123	0.868	-23%	594805
		51	52	539140	0.866	0.837	-3%	594806
Mean					1.414	1.529	39.5%

Four duplicate samples showed large differences between the two assays (0.300-4.018; 0.750-4.611; 4.040-0.025 and 2.540-4.938), two of them are in RC hole BBRC125 at Maga. The origin of these significant differences, either sample swaps or sample heterogeneity, is undetermined. Except for these four outliers (Figure 13.10) a good correlation exists between the results from the original samples and the check assays and no bias is apparent. The check samples selected by Met-Chem, although small in number, generally confirm the original assays.

Figure 13.10 – Analytical Results for Original and RC Check Samples Collected by Met-Chem

Control samples were added to Met-Chem’s check samples following the same protocol that had routinely been used by Orezone in their sample stream, resulting in 1 standard, 1 field duplicate, 3 pulp duplicates and 4 Lab-Aware duplicates in the RC check samples. The results from the re-sampling by Orezone on some samples and from the control samples are presented in Table 13.6.

Table 13.6 – Analytical Results for Re-assay and Control Samples within Met-Chem’s Check Samples

Orezone Samples					Met-Chem	Control Samples
								PD
	From	To	Au1	Au2	Au_MCC	PD	FD	Lab-Aware
Hole ID	(m)	(m)	(g/t Au)	(g/t Au)	(g/t Au)	(g/t Au)	(g/t Au)	(g/t Au)
BBC350	17	18	0.439		0.361			0.369
BBRC039	45	46	0.592		0.634	0.656
BBRC066	28	29	0.541	0.539	0.601
BBRC066	29	30	1.151	1.278	1.299
BBRC066	30	31	1.940	1.895	1.499
BBRC066	42	43	2.911	2.762	2.200			2.230
BBRC066	43	44	1.933	1.681	1.854
BBRC066	45	46	2.914	2.971	3.116
BBRC066	47	48	1.231	1.307	1.408
BBRC066	48	49	0.556	0.648	0.602
BBRC160	68	69	4.040		0.025			0.032
BBRC217	10	11	0.220		0.097	0.270
BBRC246	44	45	0.530		0.512	0.528	0.465
BBRC246	45	46	0.710		0.745			0.806

STD3 (*)			0.003		0.010
BLKORZ			0.000		0.004

(*) : expected value of 0.002 to 0.010 g/t Au

A good correlation is apparent between the original, second, check and duplicate assays.

SECTION 14

Adjacent Properties

14.0           ADJACENT PROPERTIES

Several gold showings and targets, such as Sabse, Sogdin, Zabre, Ziga, Boudry-Tanguin and Meguet, are located on the larger original Bomboré permit and have been partially investigated by Channel.

The Sondo 1 permit held by Somika, the Zam permit of Temfor and the Mango permit of High River Gold are adjacent along parts of all sides of the Bomboré I permit. Channel holds the Tanlouka project that is near the Bomboré permit on the southeast and abutting the Mango permit. Values of up to 7.29 g/t Au over 1.5 m and 2.83 g/t Au over 7.0 m have been reported from limited RAB drilling over a geochemical anomaly.

The Nakomgo exploration permit of 235 km2 is adjacent to the Sondo 1 permit on the south, and the contiguous Tanéma permit covers 247 km2 immediately on the south. No information was found on the status of these two permits held by Randgold Resources.

No information on these projects is available to Met-Chem other than that publicly disclosed by the owners of the mining properties. The author has not verified the little available information and warns that the mineralization on adjacent properties is not necessarily indicative of the mineralization on the Bomboré I permit that is the subject of this Technical Report.

SECTION 15

Mineral Processing and Metallurgy

15.0           MINERAL PROCESSING AND METALLURGY

15.1           Introduction

Channel submitted 91 RAB and RC drill samples to bottle roll tests at the SGS Laboratories, Kumasi, Ghana and ITS Laboratories, Ouagadougou, in 1997. In addition, mineralogical studies were performed by Lakefield Research in 1998.

The following information is drawn from Channel’s Detailed Technical Report (1998). Met-Chem had no access to the results of these tests.

Orezone completed a drill program in 2007 to collect material for preliminary metallurgical tests.

15.2           Methodology Applied

The following methodology was applied:

•                       Samples (Approx. 15 kg): drying, crushing;

•                       5 kg split pulverized to -200 mesh;

•                       2 kg bottle roll test: 0.25% cyanide solution at pH 9.5 - 10.5 for 24 hours;

•                       50 g fire assay (head assay);

•                       triplicate 50 g fire assay of the bottle roll residue;

•                       selected samples subjected to repeat assays/bottle rolls, starting from a new 5-kg split from the original sample bag.

The results are summarized in Table 15.1.

Table 15.1 – SGS Laboratory; Bottle Roll Tests Results

				Recovery (%)
Zone	Sample Type	Alteration	n=	Range	Average
P9/P9, Maga, Siga	RC	Oxide	57	67-99	92
		Sulphide	10	65-99	87

The lowest recovery rates (65 to 75% range) mostly consist of samples of very low-grade (<0.4 g/t Au).

15.3           ITS Laboratories – Bottle Roll Test

The following methodology was applied:

•                       Samples (4 kg): drying, crushing to maximum particle size of 15 mm;

•                       500-g bottle roll test: 0.25% cyanide solution at pH 9.5 - 10.5 for 24 hours;

•                       Fire assay (30 g) of the bottle roll residue;

•                       most samples subjected to repeat bottle rolls/assays.

The results are summarized in Table 15.2.

Table 15.2 – ITS Laboratories - Bottle Roll Tests Results

				Recovery (%)
Zone	Sample Type	Alteration	n=	Range	Average
Kiin Tanga, P8/P9, Siga (P11)	RAB	Oxide	24	63-95	85

The lowest recovery rates correspond to either very low or very high-grade samples (63% on sample grading 0.80 g/t Au and 72% on a sample grading 11.71 g/t Au).

15.4           Lakefield Research - Mineralogical Studies

Ten core samples (oxide: 8 and sulphide: 2) from Maga, P8/P9 and Siga/P11 were studied with the following results:

Native gold occurrences can be grouped under four major categories:

a)                   Liberated;

b)                  Liberated with discontinuous rims and attachments of goethite + silicates,

c)                   Attached/exposed to gangue minerals; and

d)                  Locked in gangue minerals.

The mode of occurrence of gold in eight out of ten examined samples falls under categories a), b) and c). For the two samples submitted from the fresh rock zone, one sample shows 37% of its gold locked in pyrite, whereas no visible gold was observed in the other sample. The grain size of gold particles varies from 0.5 to 800µm, with about 85% of the gold grains being less than 30 µm in diameter.

15.5           Conclusions and Recommendations

15.5.1     Conclusions

The technical report concluded that:

•                       The fire assay technique is the most reliable method for determining the gold content in the samples;

•                       Some of the head samples should be analyzed by metallic screen to evaluate potential for a “nugget effect”;

•                       A representative sample size is from 2 to 4 kg;

•                       Variable recoveries were achieved on high-grade material;

•                       Low-grade material (0.4 to 5 g/t Au) showed systematically high recoveries.

•                       Textural features of the oxide samples indicated that the mineralized material is amenable to heap leaching. However, the ultimate gold recovery will be strongly influenced by goethite + silicate rims/attachments on the gold particles that can retard or impede complete gold dissolution;

•                       Anticipated recoveries for oxide material can be expected to range from 70% to 85% or higher, although the final recoveries will be highly influenced by recoveries in high-grade material.

15.5.2     Recommendations

The technical report recommended the following additional tests:

•                       column cyanidation test work, in order to evaluate gold recovery by heap leaching;

•                       column leach tests to evaluate the potential recovery for samples hosting liberated gold with rims/attachments of goethite + silicates;

•                       gravity circuit prior to cyanidation.

SECTION 16

Mineral Resource Estimation

16.0    MINERAL RESOURCE ESTIMATION

16.1    Introduction

A preliminary mineral resource estimate for Kiin Tanga, Maga, P8/P9, P11 and Siga was performed by Mr. André Labonté, Resource Geologist for Orezone, using Gemcom (version 6.1) mining software (Gemcom Software International Inc.). Met-Chem was then retained by Orezone to further develop and improve their in-house resource estimate.

The resource calculation was performed in accordance with “National Instrument 43-101, Standards of Disclosure for Mineral Projects” and the “CIM Definitions Standards on Mineral Resources and Mineral Reserves” adopted by CIM Council (2004).

This mineral resource estimation included spot checks and a review of the work completed by Orezone, from the verification of the collar locations in the field to modelling of the deposit and resource classification. Met-Chem’s resource model audit was performed by Messrs.K. Cheong Youne, Eng., Y. Buro, Eng., and G. Saucier, Eng. using MineSight mining software (Version 3.6).

16.2    Drill Hole Database

16.2.1 Database Construction

The current resource estimation is based on all data obtained from the drill programs performed by Orezone and by previous owners up to March 2007. The results from the drill holes were used to complete the mineral resource estimate. The combined holes drilled by Orezone and previous operators achieve an irregular drill pattern, with 25 by 50 m spacing only achieved over part of the P8/P9 deposit.

A master database was constructed by Orezone from the amalgamation of Excel files. Handheld computers are used to collect field data and drill hole logs. Assay results from the laboratories are automatically transferred by way of the VLookup function in Excel by Edwin Maes, GIS geologist at Orezone’s Ouagadougou office. This limits errors generally associated with manual transcription of data. Thereafter, the files are validated and imported into the Gemcom package used by A. Labonté.

The database contained 629 Reverse Circulation (RC) holes, 1000 Rotary Air Blast (RAB) holes and 10 Diamond Drill (DD) holes. The RAB holes were only used to define the mineralized envelope and were omitted during the second interpolation process (see modeling section). Additionally, 16 holes (RAB) did not contain any assay data and were omitted from this resource estimate (BM0589, 0590, 0591, 0592, 0593, 0598, 0599, 0600, 0601, 0602, 0730, 0731, 0733, 0734, 0735, 0784). Table 16.1 presents a summary of the number of samples and the total length for each file.

Table 16.1 – Samples in the Database

	Number of	Total Length
Files	Samples	(m)
Collar	1,639	79,323
Assays	42,560	78,774
Litho1	4,078	76,589
Litho2	565	14,381
Oxide	2,164	56,450
Survey	2,549	n/a

Table 16.2 summarizes the various information contained in the drill hole database.

Table 16.2 – Content of Drill Hole Database

File	Fields
Collar	Hole ID, Northing, Easting, Elevation, depth, prospect, type (RC, DD, RAB)
Survey	Hole ID, depth, azimuth, dip
Assays	Hole ID, from, to, sample number, Total Au content in ppm
Litho 1	Hole ID, from, to, code (main unit)
Litho 2	Hole ID, from, to, code (secondary unit)
Oxidation	Hole ID, from, to, code (weathering)

16.2.2 Database Validation

The integrity of the drill hole database is protected by Orezone at several stages. The correctness of the intervals for the RC samples is checked by visual inspection of the drill logs and section plots, and by various mathematical formulas applied by the project geologist as drilling progresses. The GIS geologist in Ouagadougou, Edwin Maes, and the QA-QC dedicated specialist, L. Coulibaly in Ouagadougou and Ottawa, complete additional checks and validation of the data entries when transferring the field data into the database. The assay results are checked with the geological descriptions. The GIS Geologist in the Ouagadougou office is responsible for building and maintaining the database, and controls virtually all changes, modifications or add-ons. Additional checks are completed by the Resource Geologist in Ottawa and by the validation process built in Gemcom when importing the data.

Met-Chem did random verifications on the master database in Ouagadougou during the field visit and in Montreal during the audit of the model. Met-Chem found that the handling of the data is performed in a professional manner and the database is free of major errors that would compromise its integrity and significantly impact on the resource estimate. However the use of mining software to minimise the manipulation of the data is still recommended.

16.2.3 Collar Locations

All collars used in the resource estimation have been surveyed by a differential GPS or a total station instrument. The holes deviation was measured at 25 m intervals with an instrument relying on the earth magnetic field for the azimuth readings. The results are incorporated into the construction of the model. The vast majority of the holes at Bomboré are less than 100 m long, and no unusual deviation was detected or would be expected.

Met-Chem’s field checks did not find any errors associated with the plot or the database entries of the collar locations. In Met-Chem’s opinion, the three coordinates of the hole collars and of the path of the holes have been determined with sufficient accuracy and reliability to be used in the resource estimate.

16.2.4 Specific Gravity

Orezone determined the specific gravity of the rocks using the Channel core (Table 12.3). The results from these measurements are used in the current model to estimate the tonnage for the different zones in the alteration profile. The slightly different figures (Table 16.3) used in the model are those derived from the average specific gravity captured by the solids after smoothening the surface separating the three units in the alteration profile.

Table 16.3 – Bulk Density Calculated and Used by Orezone in the Tonnage Calculations

	Bulk Density
	Number of		Density Used in the
Alteration Profile	Samples	Measured Density	Resource Estimation
Oxide	115	1.658	1.66
Transitional	88	2.447	2.45
Fresh	186	2.832	2.83

In Met-Chem’s opinion, the methodology and number of samples used provides a reasonable indication of the bulk density of the rocks on the Bomboré Project. These figures correspond to specific gravities calculated for deposits of similar types and settings in Burkina Faso and elsewhere in West Africa. However additional measurement should be done.

16.2.5 Statistical Analysis

From the drill hole database, Met-Chem performed various statistics on the gold values (Au), including histograms and cumulative frequency plots. The statistical analyses were done separately for the RC & DD and the RAB data. Typically, RC & DD assays offer better recuperation and less contamination than RAB assays. Figure 16.1 presents log normal distributions of the RC & DD data for each of the major zones (Kiin Tanga, Maga, P8/P9, P11 and Siga) and Figure 16.2 presents the RAB data. Appendix H details these distributions by zone and by drilling type. Additionally, Tables 16.4 and 16.5 present the RC & DD and RAB data by zone and by cut-off.

Figure 16.1 – Log Normal Distribution of Au (g/t) for RC & DD Data

Figure 16.2 – Log Normal Distribution of Au (g/t) for RAB Data

Table 16.4 – Assays by Zone – RC & DD

Assays by Zone - RC & DD
Zone	Kiin Tanga		Maga		P8/P9		P11		Siga		Total
Cut- off	Length	Au (g/t)	Length	Au (g/t)	Length	Au (g/t)	Length	Au (g/t)	Length	Au (g/t)	Length	Au (g/t)
0.0	4,514	0.17	12,673	0.24	16,468	0.33	2,355	0.22	5,506	0.32	41,516	0.28
0.1	912	0.75	6,222	0.46	9,885	0.52	760	0.63	2,820	0.58	20,599	0.52
0.2	512	1.22	3,852	0.65	6,374	0.73	454	0.95	1,832	0.82	13,024	0.75
0.3	356	1.65	2,593	0.84	4,400	0.95	313	1.27	1,251	1.09	8,913	0.98
0.4	246	2.24	1,828	1.05	3,226	1.17	249	1.51	989	1.28	6,538	1.21
0.5	206	2.58	1,369	1.26	2,466	1.39	201	1.77	748	1.55	4,990	1.44
0.6	171	3.00	1,079	1.45	1,992	1.60	181	1.90	606	1.79	4,029	1.66
0.7	133	3.67	889	1.62	1,618	1.82	159	2.08	494	2.04	3,293	1.89
0.8	116	4.10	720	1.83	1,334	2.04	134	2.32	397	2.36	2,701	2.14
0.9	99	4.66	601	2.03	1,125	2.27	115	2.57	338	2.62	2,278	2.38
1.0	84	5.32	517	2.20	969	2.48	99	2.83	283	2.95	1,952	2.61
1.5	57	7.29	256	3.21	548	3.45	57	4.01	146	4.57	1,064	3.78
2.0	50	8.08	161	4.08	346	4.45	39	5.13	91	6.29	687	4.91

Table 16.5 – Assays by Zone – RAB

Assays by Zone - RAB
Zone	Kiin Tanga		Maga		P8/P9		P11		Siga		Total
Cut- off	Length	Au (g/t)	Length	Au (g/t)	Length	Au (g/t)	Length	Au (g/t)	Length	Au (g/t)	Length	Au (g/t)
0.0	6,861	0.10	8,374	0.20	7,258	0.27	5,076	0.16	4,076	0.18	31,645	0.19
0.1	1,148	0.43	4,640	0.32	4,670	0.39	1,857	0.37	1,897	0.35	14,212	0.36
0.2	537	0.77	2,468	0.47	2,748	0.56	920	0.61	1,005	0.53	7,678	0.55
0.3	301	1.18	1,257	0.68	1,670	0.76	534	0.88	619	0.70	4,381	0.77
0.4	200	1.60	757	0.91	1,120	0.96	341	1.18	401	0.90	2,819	1.01
0.5	148	2.01	464	1.20	795	1.17	245	1.47	285	1.08	1,937	1.27
0.6	108	2.55	332	1.46	575	1.41	194	1.71	191	1.35	1,400	1.54
0.7	92	2.88	276	1.63	463	1.59	143	2.09	145	1.57	1,119	1.77
0.8	72	3.48	192	2.00	368	1.81	122	2.32	123	1.72	877	2.05
0.9	64	3.81	150	2.33	285	2.09	91	2.83	115	1.78	705	2.34
1.0	56	4.22	114	2.76	236	2.33	80	3.08	89	2.03	575	2.66
1.5	32	6.49	41	5.48	128	3.28	60	3.75	45	2.83	306	3.94
2.0	24	8.08	21	8.95	88	3.99	40	4.76	21	4.18	194	5.21

16.2.6	Capping of High Gold Values

Based on the statistical study and grade distribution for the RC and DD data, Met-Chem applied a capping limit to the exceptionally high gold values. This process is meant to eliminate the effect of uncommonly extreme values over the distribution of grades within the ore zones. The high grade capping values was fixed at 3.0 g/t Au for all zones, corresponding to a cumulative percentage of approximately 99%. However, as it can be seen in Appendix H, log normal Au distribution histograms suggest that a 3 g/t upper cut-off is appropriate for the RAB samples, but a higher cut-off, possibly around 10 g/t, could be more appropriate for the RC-DD samples. This is to be investigated for the next round of resource modeling when more RC-DD data will be available.

16.2.7	Compositing

From the capped drill hole assays, Met-Chem created bench composites with lengths varying from 5.5 m to 6.5 m, depending on the dip angle. This allows better variography determination by smoothing the data and reflects well typical mining conditions. For the first interpolation phase (Step 1 – Envelope Definition, Section 16.3.1 - Mineralized Envelope Definition (Step I)), Met-Chem used drill hole all assays (RC, DD and RAB). For the second interpolation phase (Step 2 – Resource Calculation, Section 16.4.5 - Grade Interpolation), Met-Chem used only the RC and DD assays, as RAB data are less reliable. Table 16.6 presents the composited Au (g/t) values for Step 1 and Table 16.7 presents the composited Au (g/t) values for Step 2.

16.2.8	Variograms

Met-Chem used basic geostatistics and variograms in order to determine overall grade continuity and trends distribution in the high grade. Variograms were performed on all composites in zones Maga and P8/P9, as these areas are more thoroughly drilled and produce clearer results. Based on the variography study, Met-Chem was unable to find conclusive directional trends. The best variograms were horizontal, suggesting some grade continuity up to 100 meters in all horizontal directions. Additionally, the high nugget effect may suggest important grade variability between samples in a highly heterogeneous deposit. Figures 16.3 and 16.4 present horizontal variograms for zones: Maga and P8/P9.

Table 16.6 – Capped Bench Composite Results used in Step 1 – RC, DD & RAB

Bench Composite Results used in Envelope Definition – RC, DD & RAB
Zone	Kiin Tanga		Maga		P8/P9		P11		Siga		Total
Cut- off	Length	Au (g/t)	Length	Au (g/t)	Length	Au (g/t)	Length	Au (g/t)	Length	Au (g/t)	Length	Au (g/t)
0.0	11,371	0.09	21,044	0.21	23,724	0.28	7,434	0.16	9,901	0.22	73,475	0.21
0.1	2,548	0.30	12,299	0.32	16,967	0.37	2,954	0.34	5,564	0.36	40,332	0.35
0.2	1,142	0.51	7,228	0.45	11,085	0.49	1,572	0.51	3,418	0.49	24,444	0.48
0.3	723	0.66	4,323	0.58	7,262	0.62	915	0.69	2,221	0.62	15,444	0.62
0.4	450	0.85	2,656	0.73	5,089	0.74	626	0.85	1,471	0.76	10,291	0.75
0.5	337	0.99	1,934	0.84	3,613	0.86	396	1.09	1,049	0.89	7,329	0.88
0.6	248	1.14	1,389	0.95	2,643	0.97	313	1.23	833	0.98	5,427	0.99
0.7	199	1.27	966	1.09	1,962	1.09	257	1.37	656	1.07	4,039	1.11
0.8	159	1.40	737	1.20	1,546	1.18	216	1.48	493	1.18	3,151	1.22
0.9	139	1.48	562	1.31	1,165	1.29	171	1.64	365	1.31	2,402	1.33
1.0	99	1.69	417	1.44	925	1.37	150	1.74	290	1.40	1,880	1.44
1.5	53	2.12	166	1.80	247	1.90	91	2.11	84	1.93	641	1.92
2.0	19	2.67	28	2.26	78	2.26	48	2.41	30	2.34	203	2.34

Table 16.7 – Capped Bench Composite Results used in Step 2 – RC & DD Only

Composites by Zone - RC & DD - Mineralized Envelope
Zone	Kiin Tanga		Maga		P8/P9		P11		Siga		Total
Cut- off	Length	Au (g/t)	Length	Au (g/t)	Length	Au (g/t)	Length	Au (g/t)	Length	Au (g/t)	Length	Au (g/t)
0.0	595	0.26	7,180	0.31	11,994	0.34	844	0.41	2,964	0.48	23,576	0.35
0.1	339	0.42	5,610	0.39	9,561	0.41	512	0.65	2,332	0.59	18,353	0.43
0.2	202	0.61	3,974	0.49	6,741	0.51	335	0.91	1,829	0.71	13,081	0.54
0.3	160	0.71	2,597	0.61	4,677	0.63	250	1.14	1,357	0.88	9,040	0.68
0.4	98	0.93	1,660	0.77	3,428	0.73	163	1.56	1,001	1.07	6,350	0.82
0.5	84	1.02	1,237	0.88	2,478	0.84	118	1.99	758	1.27	4,675	0.95
0.6	69	1.12	972	0.97	1,821	0.95	94	2.36	626	1.42	3,582	1.08
0.7	55	1.24	652	1.12	1,377	1.05	87	2.50	483	1.65	2,654	1.23
0.8	42	1.40	523	1.22	1,066	1.14	73	2.82	373	1.92	2,077	1.36
0.9	28	1.67	396	1.34	794	1.24	56	3.41	267	2.35	1,541	1.54
1.0	28	1.67	305	1.45	606	1.33	56	3.41	235	2.54	1,231	1.69
1.5	15	2.13	131	1.81	147	1.83	46	3.88	105	4.22	444	2.61
2.0	7	2.62	19	2.36	28	2.22	33	4.74	64	5.86	151	4.35

Figure 16.3 - Maga – Horizontal Variogram (RC, DD & RAB)

Figure 16.4 –  P8/P9 – Horizontal Variogram (RC, DD & RAB)

16.3	Geological Interpretation

Orezone performed the geological interpretation, spatial data analysis and presentation of the exploration results largely with Gemcom and with the MapInfo software and Encom Discover extension.

The mineralization within the main shear zone on the Bomboré I permit is widespread throughout the drilled area. The 3D geological model has shown that the mineralization exhibits fair continuity along mineralized envelopes defined by the 200 ppb Au contour of the step one Model. These zones in excess of 200 ppb Au are contained in generally moderately E or SE-dipping, sub-parallel envelopes forming an anastomosing arrangement in plan view.

The geometry of the individual deposits, the grade distribution and the factors controlling the gold mineralization are not very well understood as a result from the combined effects of scarcity of outcrops and core, and the masking effects of alteration, deformation and weathering on the primary features of the rocks.

It is therefore extremely difficult to model the mineral deposit based only on geological interpretation. Instead, Met-Chem decided to generate the geological model by using a two-step approach, the first step would serve as a basis for mineralized envelope definition and the second would serve for the resource estimate calculation.

The present resource estimation by Met-Chem includes these portions of the deposits at P8/P9 defined by drilling at 25 by 50 m spacing where good geological and grade continuity is apparent, and along extensions through isolated data points and widely-spaced drill sections elsewhere on the property.

16.3.1	Mineralized Envelope Definition (Step I)

Met-Chem used a first phase of interpolation to define mineralized envelopes. Starting from bench composites and including RAB holes, Inverse Distance Weighted “IDW” interpolation was used to identify higher grade areas and general trends and interpolation parameters are presented in Table 16.8. Three-dimensional envelopes were subsequently constructed around these higher grade trends using a cut off value of 0.2 g/t Au. In order to contain the mineralized envelope in more densely drilled areas, a lower surface elevation limit was also imposed corresponding to a 60 m shift of the topographic surface in the -z direction. Once the envelopes were properly defined, they were coded into a second model for Step 2. Figures 16.5 to 16.7 present, in plan view, zones Maga, P8P9 and Siga respectively.

Table 16.8 – Envelope Definition Interpolation Parameters

	Maga	Siga
Interpolation	IDW	IDW
Min comp	2	3
Max comp	12	12

Max comp/hole	2	2
Search Distance X	200	200
Search Distance Y	100	100
Search Distance Z	50	40
Dip	0	0

Figure 16.5 - Plan View (elev. 250 m) of Step 1 – Envelope Definition (>0.2 g/t)

for Maga with RC/DD/RAB traces

Figure 16.6 - Plan View (elev. 250 m) of Step 1 – Envelope Definition (>0.2 g/t)

for P8/P9 with RC/DD/RAB traces

Figure 16.7 – Plan View (elev. 250 m) of Step 1 – Envelope Definition (>0.2 g/t)

for P11 and Siga with RC/DD/RAB traces

1349000 N
1348500 N
1348000 N
1347500 N
Au
(g/t)
<0.2
0.2
0.5
1

16.3.2     Surface Topography

The topographic surface of the deposit area derives from the Digital Terrain Model (DTM) constructed from a photogrammetric survey flown in 2007, with resolution of 25 to 100 cm. This DTM was complemented by the survey of the hole collars with a total station instrument and a DGPS. Met-Chem used the DTM provided by Orezone and believes the control on topography is adequate for the purpose of resource estimation.

16.3.3    Weathering Profile

The degree of weathering was described by the Orezone’s geologist who re-logged all the chips from Orezone’s RC holes. The mineral resource is broken down into three subunits: Oxide, Transitional and Primary (Fresh) separated by two surfaces generated from the logs for the holes drilled by Orezone. Manual adjustments of the surface were made to smooth out local variations of the alteration profile related to discrete shear planes, less resistant rock types and discrepancies found in Channel logging data. Indeed, the description of the intensity of weathering is somewhat subjective and likely to vary from geologist to geologist.

Met-Chem examined RC chips with the project geologist and agrees the information used to generate the surface to segregate the different weathering facies is adequate, but additional work will have to be done to arrive at a better definition mainly by increasing the number of core holes.

16.4       Block Modelling

16.4.1    Model Definition

For Step 2 – Resource calculation, two (2) block models were constructed by Met-Chem in order to estimate the mineral resources. The first block model includes zones Kiin Tanga, Maga and P8P9 and the second block model includes zones P11 and Siga. Both models have sizes of 10 m (major axis - along strike) by 10 m (minor axis) by 5 m (elevation). This block size is considered adequate in relation to the density of information provided by the drill holes. Details of these block models are provided in Table 16.9.

Table 16.9 – Block Model Definition Detail

Model		Minimum	Maximum
Kiin Tanga, Maga & P8/P9	Easting	726,000	732,798
3 zones	Northing	1,349,572	1,356,862
Az. 040°	Elevation	110	310
P11 & Siga	Easting	726,632	729,410
2 zones	Northing	1,345,800	1,350,072
Az. 340°	Elevation	110	310

16.4.2    Density

Density values were assigned to each block based on weathering profiles delineated by the drill hole information. Three-dimensional solids of these profiles were used to code the block model. A density of 1.66 tonne/m3 was used for oxidized material, 2.45 tonne/m3 for transition material and 2.83 tonne/m3 for fresh rock.

16.4.3    Mineralized Envelopes

As previously mentioned, the mineralized envelopes (Step 1; Section 16.3) were used to constrain the block models for the final resource estimate such that Step 2 modelling only occurs within those mineralized envelopes. Additionally, only RC and DD composites within the mineralized envelopes were used in Step 2.

Table 16.10 presents the evolution of the assay data (RC, DD & RAB; Step 1), the Step 1 composite data (RC, DD & RAB) and the Step 2 composite data (RC & DD). The information is presented by zone using a cut off of 0.20 g/t Au.

Table 16.10 – Grades Comparison by Zone

	Assays		Composites (Step 1)		Composites (Step 2)
	Length	Au	Length	Au	Length	Au
Kiin Tanga	3,978	0.23	4,730	0.20	530	0.40
Maga	14,906	0.28	16,266	0.26	10,396	0.32
P8/P9	18,791	0.35	20,894	0.32	16,663	0.35
P11	3,996	0.27	4,492	0.25	1,923	0.36
Siga	6,449	0.32	7,246	0.29	4,655	0.37

16.4.4    Variograms inside mineralized envelopes

In order to confirm the validity of the assumption and examine the variography of the composite within the envelopes, a second variogram study was performed. This would help refine the second set of interpolation parameters for the resource estimate. Met-Chem used only the RC and DD data within the mineralized envelope and restricted the search parameters to zones Maga and P8/P9. Figures 16.8 and 16.9 present the variograms inside the mineralized envelopes along the major and minor axis respectively.

Figure 16.8 – Variogram along Major Axis Inside Envelope (AZ: 040, dip 0)

Chart
Global Stats
Lag Stats
Structure 1: Spherical
1.20
1.10
1.00
0.90
0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
0
25
50
75
100
125
150
175
200
225
C0
#1
#2
#3
Type
Spherical
Sill (c)
0.4996
Range (a)
55.069
Total sill
Auto-fit
Options
Results
Tolerance
1E-06
Max iterations
5000
Status
Auto
RMS Error
0.01547723
Auto-fit
Initialize

Figure 16.9 – Variogram along Minor Axis Inside Envelope (AZ: 130, dip -45)

Chart
Global Stats
Lag Stats
Nugget: 0.7049
Total Sill: 1.0101
Structure 1: Spherical
Sill: 0.3052
Range: 80.941
1.20
1.10
1.00
0.90
0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
0
25
50
75
100
125
150
175
200
225
C0
#1
#2
#3
Type
Spherical
Sill (c)
0.3052
Range (a)
80.941
Total sill
1.0101
Auto-fit
Options
Results
Tolerance
1E-06
Max iterations
5000
Status
Auto
RMS Error
Auto-fit
Initialize

16.4.5    Grade Interpolation

Grade interpolation inside the mineralized envelope for Step 2 was performed using the inverse distance weighted (IDW). The search ellipsoids parameters were determined from statistical analysis, variograms, structural geology field reports and grade continuity.

For the Indicated Resources, a minimum of 3 samples up to a maximum of 12 samples and a minimum of two holes were used in the interpolation. For the Inferred Resources, a minimum of 2 samples up to a maximum of 12 samples were used. Table 16.11 presents the various parameters used for the grade interpolation.

Table 16.11 – Interpolation Parameters

		Kiin Tanga, P8/P9 and Maga		P11 and Siga
	Units	Indicated	Inferred	Indicated	Inferred
Interpolation		IDW		IDW
Composite		Bench		Bench
Grade Capping	Au g/t	3.0	3.0	3.0	3.0
Min comp	comps	3	2	3	2
Max comp	comps	12	12	12	12
Max comp/hole	comps	2	2	2	2
Search Distance X	m	60	120	50	100
Search Distance Y	m	50	100	50	100
Search Distance Z	m	30	40	30	40
Azimuth (x-axis)	deg	130	130	70	70
Dip (x-axis)	deg	-45	-45	-45	-45

16.5       Mineral Resource Classification

The mineral resources were classified based on the density of drill hole data and the geological and grade continuity of the auriferous zones. The “CIM Definition, Standards on Mineral Resources and Mineral Reserves” (2005) have been used for the resource classification. Details can be found in Appendix A of this report.

All the mineral resources at Bomboré have been classified as Indicated and Inferred Resources. These two categories have been further broken down into resources within the oxide, transitional and fresh facies of weathering.

Met-Chem considers the Bomboré deposits as distinct from the shear-hosted vein deposits found in West Africa. Although the cut-off grade for the large tonnage, low grade Bomboré deposit is likely to be lower than the 0.5 g/t Au typically used for the shear-hosted vein deposits, the exact cut-off grade for Bomboré can only be determined by an economic scoping study.

Until such time, Met-Chem selected the somewhat lower cut-off grade of 0.4 g/t Au. Met-Chem believes the cut-off grade of 0.2 g/t Au such as that used at Paracatu cannot be automatically applied to Bomboré on the basis of preliminary similarities. Indeed, the exact controls and gold recovery on the mineralization at Bomboré are not yet well understood and may differ from those governing Paracatu.

Table 16.12 presents the resources estimated at different cut-off grades to illustrate the effect of the cut-off on the tonnage and grade of the resources.

The total Indicated Resource for the Bomboré Project using a 0.4 g/t Au cut-off is 29.6 million tonnes at an average grade of 0.61 g/t Au for 576,000 ounces of gold

(Table 16.12). The total Inferred Resource using the same cut-off is 23.8 million tonnes at an average grade of 0.66 g/t Au for 501,000 ounces of gold (Table 16.12). Table 16.13 and Table 16.14 present mineral resources using 0.4 g/t Au cut-off by zones and by alteration facies respectively.

Table 16.12 – Mineral Resources Indicated and Inferred by Cut-Off

Cut-off	Indicated Category			Inferred Category
Au	Tonnes	Au	Au	Tonnes	Au	Au
(g/t)	(‘000s)	(g/t)	(oz)*	(‘000s)	(g/t)	(oz)*
0.0	118,472	0.33	1,251,000	140,688	0.29	1,310,000
0.1	113,535	0.34	1,240,000	127,871	0.31	1,286,000
0.2	89,608	0.39	1,123,000	94,382	0.37	1,127,000
0.3	54,400	0.48	848,000	49,452	0.49	781,000
0.4	29,563	0.61	576,000	23,771	0.66	501,000
0.5	16,472	0.74	391,000	13,685	0.82	359,000
0.6	9,944	0.87	277,000	8,948	0.97	278,000
0.7	5,783	1.03	191,000	6,212	1.11	222,000
0.8	3,586	1.21	139,000	4,561	1.24	183,000
0.9	2,482	1.37	109,000	3,653	1.34	158,000
1.0	1,780	1.54	88,000	3,016	1.43	139,000
1.5	617	2.22	44,000	897	2.13	61,000

(*Rounded off)

Table 16.13 – Mineral Resources at 0.4 g/t Au Cut-Off by Zone

	Indicated Category			Inferred Category
	Tonnes			Tonnes
Zone	(‘000s)	Au ppm	Ounces*	(‘000s)	Au ppm	Ounces*
Kiin Tanga	359	0.61	7,000	65	0.60	1,000
Maga	9,811	0.57	181,000	7,000	0.49	109,000
P8/P9	15,006	0.54	261,000	5,371	0.56	97,000
P11	772	1.12	28,000	3,066	0.90	89,000
Siga	3,615	0.86	99,000	8,269	0.77	205,000
Total	29,563	0.61	576,000	23,771	0.66	501,000

(*Rounded off)

Table 16.14 – Mineral Resources at 0.4 g/t Au Cut-Off by Facies

	Indicated Category			Inferred Category
	Tonnes			Tonnes
Facies	(‘000s)	Au ppm	Ounces*	(‘000s)	Au ppm	Ounces*
Oxide	13,601	0.61	266,000	8,490	0.66	180,000
Transition	7,421	0.59	142,000	5,764	0.67	124,000
Fresh	8,541	0.61	168,000	9,517	0.64	197,000
Total	29,563	0.61	576,000	23,771	0.66	501,000

(*Rounded off)

16.6       Previous Mineral Resource Estimate

Several estimates of the resource contained within six zones in the BFT have been previously published. Table 16.15 summarizes the main figures available.

Table 16.15 – Historical Mineral Resource Estimates (*) by Channel and Orezone

		Tonnage (*)	Grade (*)		Ounces
Company	Year	(Mt)	(g/t Au)	Category (*)	(Oz)
CHANNEL	1997	14.1	1.02	All	462,000
	1998	35.0	1.1	“Indicated”	1,238,000
	2000	9.8	1.5	“Indicated”	473,000
		12.4	1.46	“Inferred”	582,000
OREZONE	2006	22.2	1.48	All	1,056,000

(*) Not necessarily NI 43-101 Compliant.

All these estimates are historical mineral resource estimates, are not necessarily NI 43-101 compliant, and should not be relied upon. Met-Chem has not verified these estimations, the methodology or the parameters applied.

16.7       Conclusion

Met-Chem performed the following tasks for Orezone’s Bomboré Project:

•      Verification of the drill hole database including collar, assay, geology, and survey information;

•      Review of the weathering profiles and density determination;

•      Statistical analysis on the assay intervals including capping of high values, repeatability, variograms and grade distribution;

•      Definition of the mineralized envelope using parameters derived from the geostatistical study;

•      Interpolation and resource calculation using MineSight mining software and parameters determined previously;

•      Met-Chem’s resource estimate was carried out in accordance with industry standards and NI 43-101 standards.

Based on verifications in the field and on the information provided for this assessment, in Met-Chem’s opinion, the geological interpretation and the data are valid, and the assumptions and methodology are reasonable and represents the type and setting of gold mineralization in the Bomboré deposits.

Met-Chem cautions that mineral resources do not have demonstrated economic viability. In addition, there is no certainty that all or part of the mineral resource will be converted into reserve.

SECTION 17

Other Relevant Data and Information

17.0       OTHER RELEVANT DATA AND INFORMATION

All relevant data and information regarding Orezone’s Bomboré I Project are included in other sections of this report.

SECTION 18

Interpretation and Conclusion

18.0                        INTERPRETATION AND CONCLUSION

Orezone has defined mineral resource in the five main deposits on the Bomboré I project in Burkina Faso from destructive drill data. The present Technical Report documents Met-Chem’s developments on the resource estimate completed by Orezone up to March, 2007.

The Bomboré deposits contain a large tonnage, low-grade gold mineralization and constitute an unusual deposit type.

A large amount of field work has been carried out to confirm and expand the mineral resource in the BFT. The following activities directly related to the resource estimation were performed:

•              All the collars of the drill holes back to 1994 were (re-)surveyed using a total station instrument or a DGPS;

•                                          The DTM generated from a recent high-precision photogrammetric survey provides excellent topographic control for the model used in the resource estimation;

•                                          All the chips from the RC holes drilled by Orezone were re-logged by the Project Manager, which provided an homogeneous description of the rocks features, in an attempt to improve the understanding of the controls on the mineralization; this also helped better define the contacts between the different units of the weathering profile;

•                                          A program of bulk density determination was conducted on the Channel drill core;

•                                          However, the overall ratio of core hole versus RC holes is very low, with only 10 holes totalling 1,080 m drilled by Channel;

•                                          A preliminary 3D model was constructed by Orezone and a mineral resource was estimated;

•                                          Since 2006, a dedicated specialist became responsible to implement the QA-QC system developed by Orezone.

New commercial sample preparation and analytical services became available in Ouagadougou, reducing turnaround time and facilitating Orezone’s monitoring of the laboratories. The QA-QC system enforced by Orezone is elaborate and is designed to handle large number of samples from different projects, the use of several laboratories and of two analytical techniques.

The large samples used by Orezone provide a better representation of the gold grades in the deposit but complicate the in-house preparation of homogeneous standards. The control samples were inserted by Orezone in sufficient number and in an unbiased system relying on randomly generated numbers.

Generally, the spot check implemented by Met-Chem suggests the duplicate assays do not reproduce very well, particularly in the range of values over 30 ppb Au, and in the pulp duplicates. About a third of the values do not meet the generally accepted criteria in this set of data.

The average of the duplicates is in the 200 ppb Au range, where it is natural to expect relatively large variations from the assays. However, considering the relatively low-grade nature of the Bomboré deposits, it is important to gain a high degree of confidence in the final grade of the samples. Attempts should be made to reduce the variability between the original and duplicate samples. Possibly, the use different laboratory should results in reduced potential of laboratory bias materially affecting the accuracy of the assays. Averaging multiple assays of the same sample may also contribute to increasing the confidence level of the results.

The spurious values noted in the assay results from the standards originate from sample sequencing errors or heterogeneity of the standard. 28 outliers were found in the 403 standards in the database examined by Met-Chem. The origin of these discrepancies should be investigated by Orezone and procedural adjustments should be made to reduce the occurrences of improper sequencing and improve the homogeneity of the standards. The heterogeneity of the in-house standards somewhat limits their usefulness.

However, Met-Chem believes that globally, the analytical results used by Orezone in the resource estimation fairly reflect the gold in the samples. It should be noted that the discrepancies found in the data checked by Met-Chem are partly caused by the heterogeneity of the in-house control samples.

The performance of the in-house blanks and standards has been uneven, but the review of some results by Met-Chem has not revealed a systematic bias that would seriously affect the resource.

Although Orezone does not systematically use a secondary laboratory, a significant number of project or control samples that returned unexpected results were sent to a secondary laboratory for cross-checks. For instance, 1,250 samples that yielded unreliable analytical results from SGS Siguiri were re-assayed. Consequently, Met-Chem believes Orezone’s QA-QC program ensures reliable laboratory results.

The assays of the BLEG tails from the samples submitted to Abilab in Ouagadougou showed significant gold grades, which implies a low bias may have been introduced in the head assay results. To counter this, in March 2006, Orezone decided to use the more aggressive LeachWELL® cyanidation process. However, 65% of the assay results used for the resource estimate is derived from the LeachWELL® cyanide leach or from Fire Assays from Channel. Consequently the low bias that may have been introduced in the mineral resources estimate is limited to the remaining 35% of the RC holes used in the resource calculations;

A preliminary bottle roll test program on RAB and RC chips was commissioned by Channel in 1997. The tests showed average gold recoveries of 87% were achieved on sulphide mineralized materials (results from SGS), and recoveries of 85% (ITS) and 92% (SGS) for oxide material.

The 45 RC check samples selected by Met-Chem generally confirmed the original assays. Four duplicate samples showed large differences between the two assays, caused either by sample swaps or sample heterogeneity. Except for these outliers, a good correlation exists between the results from the original samples and the check assays and no bias is apparent.

Based on discussions with Orezone personnel and observations during the site visit of June 2007, Met-Chem concluded that the drill programs were well planned and the geology descriptions and sampling are well done. The samples and reference RC chips and the Channel core holes have been properly identified and stored, albeit about half the chips from the RC holes were contaminated and discarded in 2005.

A wealth of integrated information derived from geophysical and geochemical surveys, field mapping and data from destructive drilling, largely on widely-spaced sections, has been collected and interpreted by a team of experienced Orezone employees or consultants. Regardless, Orezone personnel and Met-Chem agreed that the description of the rock types and mineralization in the RC chips can be somewhat arbitrary at times. This is due to the limited amount of core available, scarce outcrops on the property and the overprint of the alteration, deformation and weathering processes on the rocks that mask the primary features that would help explain the genesis of the Bomboré deposits. The program of specific gravity determination illustrated the difficulty to distinguish the rocks of intermediate composition from the mafic varieties. Consequently, the geometry, grade distribution and controls on gold mineralization are currently not very well understood.

Met-Chem agrees with the correlations of the mineralized zones between holes and between sections that rests on the geological interpretation and the results from the geological model. Met-Chem found the databases to be well maintained, validated at different stages and to be free from major or systematic errors that would significantly affect the resource estimates. Overall, the data used for the resource estimate is reasonable and appropriate and adequately reflects the geological and grade continuity of the main deposits in the BFT of the Bomboré I permit.

The 3D modelling and resource estimate completed by Orezone and Met-Chem rely on analytical results from Fire Assay (45.5%), 24-hour cyanide leach (35%) and Leach WELL® cyanide leach process (19.25%) on RC chip samples. The resource is contained in the mineralised zones that show reasonably good continuity, particularly in the P8/P9 area where the drill pattern is largely on a 25 m by 50 m pattern, and along the projection of the isolated data points.

Met-Chem reviewed the parameters and methodology used by Orezone to construct its preliminary model and arrive at the resource. Met-Chem regenerated the block model in two phases. The new block model revealed the presence of several zones defined by the

200 ppb Au contour arranged parallel and slightly oblique to the general trend of the host shear zone. The dip of these higher-grade zones is about 45° to the E and SE, which appears to cut across the 60-85° dip of the shear and the lithologies. The crosscutting relationship suggests a late mineralized event, but the exact control on the gold mineralization is undetermined. The oriented core from the current diamond drilling program should provide some insight in to these relationships.

Met-Chem recommends drilling a series of core holes in order to gather details on the geology and structure of the deposits  as to better understand the controls on mineralization and direct future field work. Additional RC drilling will be required to delineate the open extensions of the mineralized zones. The variography completed by Met-Chem and R. de l’Étoile suggest a range of 50 to 75 m for the drill pattern as adequate to reach a degree of confidence high enough to anticipate the definition of mineral resource in the Indicated category. This parameter remains to be more accurately defined by drilling.

Met-Chem believes the resource estimate presented in this report for the deposits on the BFT of the Bomboré I permit was done in accordance with the mining industry standards and the NI 43-101 guidelines and provides a reliable estimation of the resources in relation with the level of this study.

SECTION 19

Recommendations

19.0           RECOMMENDATIONS

Met-Chem recommends the following:

•                            Replace the present manipulation and merging of files by a recognized database management software such as AcQuire or Drill King, in order to limit handling of computer files and validate data;

•                            Add validation control to input tables and forms; although few in number, some errors were found in the databases sent to Met-Chem by Orezone;

•                            Improve the homogeneity of the in-house standard materials and prepare them with the field samples rather than processing them separately;

•                            Improve the performance of the in-house blanks or use certified blanks; prepare them with the field samples rather than separately;

•                            Drill core holes in order to improve the understanding of the controls governing the emplacement and distribution of the gold mineralization to improve the confidence in the interpretation, geological structure and modeling parmeters of the deposits;

•                            Perform additional bulk density measurements for the various zones and weathering facies;

•                            Drill additional RC holes to delineate the zones of higher grade within the main shear zone. The drill pattern suggested by the variograms to adequately define a resource in the deposit is 50 to 75 m calculated by Met-Chem and R. de l’Étoile; it is anticipated that the resource so defined can be classified in the Indicated category, provided additional information proves not to differ significantly from the present data;

•                            Improve the repeatability of the analytical results; by further investigation of the correlation between the original and duplicate assays and seriously envisage testing the repeatability by running several assays on each sample;

•                            Collect geotechnical data on the drill core;

•                            Set-up a metallurgical test work program in order to define the metallurgical characteristics and the recovery for each zone and weathering facies;

•                            Conduct a preliminary economic assessment in order to have a better understanding on the cut-off grade to be used in an economic model as well as a definition of the depth to which the exploration work should be carried out.

SECTION 20

Certificate of Qualification

20.0           CERTIFICATE OF QUALIFICATION

Yves A. BURO, Eng.
Met-Chem Canada Inc.
555 René-Lévesque Blvd. West
Suite 300
Montreal, QC H2Z 1B1
Telephone: 514-288-5211
Fax: 514-288-7937
Email: yburo@met-chem.com

CERTIFICATE OF AUTHOR

I, Yves A. Buro, Eng., do hereby certify that:

1)                        I am a Senior Geological Engineer with Met-Chem Canada Inc. (Met-Chem) with an office situated at Suite 300, 555 René-Lévesque West Blvd, Montréal, Canada;

2)                        I graduated in 1976 with the equivalent of a B.Sc. and a M.Sc. in Geology from the University of Geneva, in Switzerland;

3)                        I am a member in good standing of the “Ordre des ingénieurs du Québec” (42279);

4)                        I have worked as a geologist continuously since my graduation from university and I have been involved in a dozen gold exploration projects in Africa since 1995;

5)                        I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined by NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101;

6)                        I am responsible for the preparation of all the sections of the report titled “Technical Report on the Mineral Resource Estimation of the Bomboré I Gold Project” and dated February 2008 (the Technical Report) relating to the Bomboré I property, except for parts of Chapter 16.0, “Mineral Resource Estimation” related to the audit of Orezone’s resource model. The verifications on the block model were performed by Mr. G. Saucier, Eng. and Y. Buro, Eng. I visited the Bomboré property on June 6-7, 2007;

7)                        I have had no prior involvement with Orezone’s Bomboré I property that is the subject of the Technical Report;

8)                        I am not aware of any material fact or material change with respect to the subject matter of the Technical Report, which is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading;

9)                        I am independent of the issuer as defined in section 1.4 of NI 43-101;

10)                  I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form;

11)                  I consent to the filing of the Technical Report with any Canadian stock exchange and other securities regulatory authority and any publication by them for regulatory purposes of the technical report.

This 28th day of February 2008.

/s/ Y ves A. Buro [SEAL]
Y ves A. BURO, Eng.
Senior Geological Engineer
Met-Chem Canada Inc.

Guy SAUCIER, Eng.
Met-Chem Canada Inc.
555 René-Lévesque Blvd. West
Suite 300
Montreal, QC H2Z 1B1
Telephone: 514-288-5211
Fax: 514-288-7937

Email: gsaucier@met-chem.com

CERTIFICATE OF AUTHOR

I, Guy Saucier, Eng., do hereby certify that:

1)                        I am a General Manager, Corporate Development with Met-Chem Canada Inc. (Met-Chem) with an office situated at Suite 300, 555 René-Lévesque West Blvd, Montréal, Canada;

2)                        I am a graduate of École Polytechnique de Montréal with B.Eng. in Geological Engineering in 1983;

3)                        I am a member in good standing of the “Ordre des Ingénieurs du Québec” (37711);

4)                        I have worked as a geological engineer continuously since my graduation from university;

5)                        I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined by NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101;

6)                        I have participated in the preparation of the report entitled “Technical Report on the Mineral Resource Estimation of the Bomboré I Gold Project” and dated February 2008 (the Technical Report) relating to the Bomboré I property;

7)                        I have had no prior involvement with Orezone’s Bomboré I property that is the subject of the Technical Report;

8)                        I am not aware of any material fact or material change with respect to the subject matter of the Technical Report, which is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading;

9)                        I am independent of the issuer as defined in section 1.4 of NI 43-101;

10)                  I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form;

11)                  I consent to the filing of the Technical Report with any Canadian stock exchange and other securities regulatory authority and any publication by them for regulatory purposes of the technical report.

This 28th day of February 2008.

/s/ Guy Saucier	[SEAL]
Guy SAUCIER, Eng.
General Manager,
Corporate Development
Met-Chem Canada Inc.

SECTION 21

References

21.0        REFERENCES

Ackert, J.S., juillet 2004. Report on an RC drill program, Bomboré Project, Burkina Faso, West Africa, July 2003.

Cheong Youne, K. et Buro, Y., September 2007. Technical report on mineral resources estimation of the Sega (Tiba) Gold Project. Prepared by Met-Chem.

Derra, O., octobre 2006. Rapport d’activités semestriel, permis de recherche minière Bomboré I, période du 17 février 2006 au 16 août 2006. Rapport préparé par Orezone Inc.

Derra, O., novembre 2006. Rapport d’activités général, permis de recherche minière Bomboré I, période du 17 février 2004 au 31 octobre 2006. Rapport préparé par Orezone Inc.

Derra, O., mars 2007. Rapport intermédiaire d’activités, permis de recherche minière Bomboré I, période du 17 février 2004 au 16 février 2007. Rapport préparé par Orezone Inc.

Grammatikopoulos, T., novembre 1998. Mineralogical Investigation of Deformed Rocks from Diamond Drill-Cores, The Bomboré Permit, Burkina Faso. Rapport préparé par Lakefield Research Limited. Rapport 98-CHU-14-02E.

Guérard, S. et Learn, J., novembre 1998. Bomboré First Target Deposit, Detailed Technical Report, 1998 Resources Estimation, November 1998. Rapport 98-CHU-14-000E.

Marquis, P.F., juin 2004. Rapport d’activités trimestriel, permis de recherche minière Bomboré I, période du 17 février 2004 au 16 mai 2004. Rapport préparé par Orezone Inc.

Marquis, P.F., novembre 2004. Rapport d’activités trimestriel, permis de recherche minière Bomboré I, période du 17 mai 2004 au 16 août 2004. Rapport préparé par Orezone Inc.

Marquis, P.F., décembre 2004. Rapport d’activités trimestriel, permis de recherche minière Bomboré I, période du 17 août 2004 au 16 novembre 2004. Rapport préparé par Orezone Inc.

Marquis, P.F. et Maes, E., novembre 2005. Rapport annuel d’activités, permis de recherche minière Bomboré I, période du 17 février 2004 au 16 février 2005. Rapport préparé par Orezone Inc.

Niébé, O., 2005. Expérience de peuplement et stratégies de développement dans la vallée du Nakambé Burkina Faso. Thèse présentée à la Faculté des lettres et sciences humaines de l’Université de Neuchâtel.

Sauvage, J.F., novembre 2005. Rapport d’activités semestriel, permis de recherche minière Bomboré I, période du 17 février 2005 au 16 août 2005. Rapport préparé par Orezone Inc.

Sauvage, J.F. et Sombié, F., avril 2006. Rapport annuel d’activités, permis de recherche minière Bomboré I, période du 17 février 2005 au 16 février 2006. Rapport préparé par Orezone Inc.

Toé, P., November 2006. Month-end report. Novembre 2006. Bomboré Project, Burkina Faso. Report prepared by Orezone Inc.

Toé, P., December 2006. Monthly report (December 2006) Bomboré project, Burkina Faso. Report prepared by Orezone Inc.

Toé, P., January 2007. Monthly report (January 2007) Bomboré project, Burkina Faso. Report prepared by Orezone Inc.

Toé, P., February 2007. Monthly report (February 2007) Bomboré project, Burkina Faso. Report prepared by Orezone Inc.

Toé, P., June 2007. Monthly report (June 2007) Bomboré project, Burkina Faso. Report prepared by Orezone Inc.

Toé, P., August 2007. Monthly report (August 2007) Bomboré project, Burkina Faso. Report prepared by Orezone Inc.

Toé, P., October 2007. Monthly report (October 2007) Bomboré project, Burkina Faso. Report prepared by Orezone Inc.

Appendix A

CIM – Resources and Reserves Definition

Appendix A - CIM - Resources and Reserves Definition

CIM DEFINITION STANDARDS – For Mineral Resources and Mineral Reserves Adopted by CIM Council on December 11, 2005

Mineral Resource

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase ‘reasonable prospects for economic extraction’ implies a judgement by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. These assumptions must be presented explicitly in both public and technical reports.

Inferred Mineral Resource

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral

Resources must be excluded from estimates forming the basis of feasibility or other economic studies.

Indicated Mineral Resource

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.

Measured Mineral Resource

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

Mineral Reserve

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term ‘Mineral Reserve’ need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

Probable Mineral Reserve

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. Proven Mineral Reserve

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Application of the Proven Mineral Reserve category implies that the Qualified Person has the highest degree of confidence in the estimate with the consequent expectation in the minds of the readers of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect potential

Appendix B

Arrêté Ministériel – Permis de Recherche Bomboré I

Appendix B - Arrêté Ministériel – Permis de Recherche Bomboré I

MINISTERE DES MINES, DES CARRIERES ET DE L’ENERGIE	BURKINA FASO

SECRETARIAT GENERAL	Unité - Progrès - Justice

DIRECTION GENERALE DES MINES, DE LA GEOLOGIE ET DES CARRIERES	Arrêté N° 2007 07 - 062/MCE/SG/DGMGC portant renouvellement du permis de recherche «BOMBORE I a Ià société OREZONE INC.

LE MINISTRE DES MINES,
DES CARRIERES ET DE L’ENERGIE

VU                 la Constitution;

VU                 la loi n° 031 - 2003/AN du 08 mai 2003, portant code minier au Burkina Faso;

VU                 le décret n° 2006 - 002/ PRES du 05 janvier 2006, portant nomination du Premier Ministre;

VU                 le décret n° 2006 - 003/ PRES/ PM du 06 janvier 2006, portant composition du Gouvernement du Burkina Faso;

VU                 le décret n° 2002 - 254/PRES/PM SGG- CM du 17 juillet 2002, portant organisation type des départements ministériels;

VU                 le décret n° 2006 - 216/PRES/PM du 15 mai 2006, portant attributions des membres du Gouvernement;

VU                 le décret n° 2002 - 364/ PRES/ PM/MCE du 20 septembre 2002, portant organisation du Ministère des Mines, des Carrières et de l’Energie;

VU                 le décret n° 2005 - 047/ PRES/ PM/ MCE du 03 février 2005, portant gestion des autorisations et titres miniers;

VU                 le décret n° 2005 - 048/PRES/PM/ MCE/MFB du 03 février 2005, portant fixation des taxes et redevances minières;

VU                 l’arrêté n° 2005 - 013/MCE/SG/DCMGC du 17 mars 2005, portant attributions, organisation et fonctionnement de la DGMGC;

VU                 les arrêtés d’application n°2002/031/MCE/SG/DGMGC du 06/06/2002,
n°2002/056/MCE/SG/DGMCC du 23/07/2002,
n°2002/057/MCE/SG/DGMGC du 23/07/2002,
n°02/058/MCE/SG/DGMGC du 23/07/2002 du code minier;

VU                 la demande de la société OREZONE INC en date du 13 novembre 2006

ARRETE

ARTICLE 1:	II est renouvelé à la société OREZONE INC. dans les conditions du présent arrêté le permis de recherche «BOMBORE I» dans la province du GANZOURGOU pour la recherche de l’or.

ARTICLE 2:	Ce permis couvre une superficie de 250 km2. II est défini par les sommets dont les coordonnées cartésiennes (X, Y) en UTM sont les suivantes:

Sommets	X	Y
A	723 300	1 359 200
B	735 300	1 359200
C	735 300	1 338 300
D	723 300	1 338 300
Ellipsoïde : Clarke 1880	Datum : Adindan, Zone 30 Nord

ARTICLE 3:	La durée de validité du permis va jusqu’au 17/02/2010; II peut être renouvelé conformément aux dispositions législatives et réglementaires en vigueur.

ARTICLE 4:	La société OREZONE INC. bénéficie des avantages douaniers et fiscaux conformément aux dispositions du code minier.

ARTICLE 5:	Les exonérations douanières mentionnées à l’article 4 ci-dessus excluent les taxes et redevances pour les services rendus.

ARTICLE 6:	La société OREZONE INC. est tenue de communiquer au Directeur Général des Mines, de la Géologie et des Carrières:

•          un rapport d’activités au terme de chaque semestre calendaire et un rapport annuel d’activités sur les résultats des travaux de recherche de l’année établis selon les canevas définis par les dispositions de la section 3 de l’arrêté portant dispositions applicables à la gestion des titres miniers;

•          le programme prévisionnel de travail et le budget des dépenses de l’année suivante.

Elle fournira en outre:

1.         Tous les renseignements miniers recueillis sur le permis;

2.         Un rapport de synthèse sur tous les travaux exécutés à la fin de chaque période de validité du permis;

3.         Tous les échantillons géologiques et minéralogiques demandes par l’Administration des Mines.

ARTICLE 7:	Sur l’ensemble du permis et durant toute sa période de validité, il est interdit à la société OREZONE INC. de mener des activités d’exploitation ou d’orpaillage.

ARTICLE 8:

Toute transaction relative au permis de recherche est libre mais tous les documents relatifs à cette transaction doivent étre soumis au Ministre chargé des Mines et en cas de réalisation de plus value suite à cette transaction, elle doit etre notifiée à 1’Administration fiscale s/c de 1’Administration des Mines.

ARTICLE 9:

Le non respect de la législation minière en vigueur est passible des sanctions prévues par les dispositions légales et réglementaires en la matière, sans préjudice du retrait du bénéfice du code minier et/ou du permis de recherche.

ARTICLE 10:	Le présent arrêté prend effet pour compter de sa date de signature et sera publié au journal Officiel du Faso.

Ouagadougou, le
14 MAR 2007

[SEAL]

Abdoulaye Abdonlkader CISSE
Commandeur [illegible] National

Ampliations

1- SP/ CABINET
2- IGAME
4- DGMGC
2- BUMIGEB
1- DGD/MFB
1- DGI/MFB
3- OREZONE INC.
1- Gouverneur /Région du Plateau Central
1 - J.O.
1 - Classement.

Appendix C

Orezone Sample Preparation Flow Chart

Appendix C - Orezone Sample Preparation Flow Charts

Drill Site Sample Prep Flow Chart

Receive Sample From Drill Site.
Assign sample number to drill hole interval and insert control samples as defined by control list.
Weigh Sample and record, Measure magnetic susceptibility and record. Record date, hole number.
Riffle split to extract a 5kg subsample
Retain coarse reject in warehouse for future reference.
Send 5.0 kg to sample prep lab.

Sample Prep Flow Chart

Receive Sample sorting and verification.
Dry entire 5kg sample. 6 hours at 110 C More if sample is wet
Pulverize entire 5kg sample using Keegor vertical mill. 95% passing 106um (Tyler Sieve 150 mesh).
Riffle split to give 2.0kg subsample.
Retain Pulp Reject in Warehouse for future reference.
Send 2.0 kg to 24 hour bottle roll leach of subsample with Cyanide solution.

Appendix D

Sample Analysis Flow Sheet

Appendix D - Sample Analysis Flow Sheet

STANDARD OPERATING PROCEDURES

SAMPLE ANALYSIS FLOWSHEET – 2kg BLEG

5kg RC/RAB/Soil/ & 2.5 kg DD samples
Pulverisation
Preparation
Assay
Site Samples (Project Geo) (1)
Received in Ouaga plus Prep Form & QC list (Adeline) (2A)
Samples details captured in STSheet (Adeline) (2B)
Samples check against list at warehouse (Technician) (3A)
Errors/missing samples are reported back to site for correction (GO/LC) (3B1)
Correction reported to warehouse/Technician (3B2)
Prep submission sheet (LC) (3C)
(+)
(-)
Samples submitted to Lab (LC) (4)
5kg/2kg Pulp back to OZN warehouse (5)
Samples check against submission list (Technician) (6A)
Error/missing samples reported back to lab for correction (GO/LC) (6B1)
Corrections reported to warehouse/Technician (6B2)
Sample Riffle Split (Technician 1) (6C)
100 g sample collected during spliting
120 samples, assigned new sample ID in FAH sample book
100g FA Heads (Technician 2) (7C)
2kg/500g Assay (7A)
Riffle split (Technician) (7B)
. 2kg/500g Blind Duplicates
. 2kg/500g LA Duplicates (7B1)
Blind Dup list provided by Project
1:10 Lab Aware Duplicates
Rest weighted and stored (7B2)
Insert In House QC samples (Technician) (8A)
QC list is provided by Project
Insert certified material and In House QC samples (Technician) (8B)
Double check QC samples against list (Technician) (9A)
Double check QC samples against list (Technician) (9B)
Assay lab submission form (LC) (10A)
Assay lab submission form (LC) (10B)
Samples submit to BLEG Lab (11A)
Samples submit to FA Lab (11B)

Appendix E

Location of the Control Samples
Inserted with the Field Samples

Appendix E - Location of the Control Samples Inserted with the Field Samples

Nb ending by	QC Type	Sampler	Preparation
003	FD	2	B
004	PD	3	C
010	STD“X”	1	A
021	PD	3	C
034	BLK	3	D
047	FD	2	B
048	PD	3	C
067	STD“X”	1	A
078	PD	3	C
092	BLK	3	D
110	FD	2	B
111	PD	3	C
122	STD“X”	1	A
130	PD	3	C
149	BLK	3	D
154	FD	2	B
155	PD	3	C
168	STD“X”	1	A
183	PD	3	C
197	BLK	3	D
215	FD	2	B
216	PD	3	C
232	STD“X”	1	A
238	PD	3	C
251	BLK	3	D
264	FD	2	B
265	PD	3	C
279	STD“X”	1	A
287	PD	3	C
298	BLK	3	D
313	FD	2	B
314	PD	3	C
320	STD“X”	1	A
328	PD	3	C
341	BLK	3	D
360	FD	2	B
361	PD	3	C
373	STD“X”	1	A
378	PD	3	C
390	BLK	3	D
399	FD	2	B
400	PD	3	C
407	STD“X”	1	A
422	PD	3	C
434	BLK	3	D
449	FD	2	B
450	PD	3	C
461	STD“X”	1	A
476	PD	3	C
492	BLK	3	D
506	FD	2	B
507	PD	3	C
515	STD“X”	1	A
521	PD	3	C
537	BLK	3	D
548	FD	2	B
549	PD	3	C
559	STD“X”	1	A
567	PD	3	C
581	BLK	3	D
595	FD	2	B
596	PD	3	C
618	STD“X”	1	A
635	PD	3	C
653	BLK	3	D
659	FD	2	B
660	PD	3	C
679	STD“X”	1	A
686	PD	3	C
692	BLK	3	D
705	FD	2	B
706	PD	3	C
711	STD“X”	1	A
722	PD	3	C
734	BLK	3	D
746	FD	2	B
747	PD	3	C
757	STD“X”	1	A
774	PD	3	C
792	BLK	3	D
798	FD	2	B
799	PD	3	C
812	STD“X”	1	A
826	PD	3	C
838	BLK	3	D
850	FD	2	B
851	PD	3	C
867	STD“X”	1	A
890	PD	3	C
892	BLK	3	D
897	FD	2	B
898	PD	3	C
916	STD“X”	1	A
931	PD	3	C
945	BLK	3	D
956	FD	2	B
957	PD	3	C
976	STD“X”	1	A
988	PD	3	C
996	BLK	3	D

Type	Description
BLK	Sand
STD 2	Plsolite (Bom kodjéié)
STD 3	Quartz vein material (Falagountou)
STD 4	Essakane Arenite saprolite
STD 6	Djarkadougou fresh metabasalt outcrop
STD 7	Bondigui Trench BDT02 metasediments saprolite
STD 8	Bondigui Trench BDT12 metasediments saprolite
N.B. Choose appropriate standard

Field action
1	Insert ticket choose appropriate standard
2	Insert sample from previous ticket locality
3	Insert ticket

Preparation facility action
A	Insert STD “X” as instructed

B	Normal procedure (prep facility unaware)
C	Spilt pulverized sample
D	Insert BLK as instructed

Appendix F

In-House – Standard Reference Materials (as of June 2007)

Appendix F - In-House Standard Reference Materials (as of June 2007)

STD_ID	Au ppb (2005)	Au ppb (2006)	Au ppb with 95% confidence interval (Abilab Ouaga & SGS Ouaga)
			Expected Values
			ppb Au	Min	Max	Mean	Conf 95%	Std Dev	COLOR	GEOLOGY	Location	Easting	Northing
STD1	1700		895	1295	495				Light red brown	Saprolite from heap-leached meta-gabbro	Essakane Heap
STD2	60	24	26	18	33	25.7	7.3	10.1	Reddish	Pisolites	Bom Kodjélé	193 750	1 603 800
STD3	10	3	2	0	10	1.9	0.4	0.6	White Grey	Quartz vein material	Falagountou (Essakane)	192 088	1 591 116
STD4	1500		748	713	784	748.3	35.3	33.6	Whitish	Arenite saprolite	Essakane	185 148	1 591 164
			1330	1145	1514	1329.5	184	115.7
STD6	-1	-1	-1	-1	10	1.5	0.38	0.53	Greenish	Fresh basalt (pillow lava)	Village Djarkadougou	438 200	1 204 700
STD7	1966	1498	1562	1485	1640	1562.3	77.5	108.3	Yellowish beige	Saprolite from quartzitic sandstone	Bondi, TR BDT02 28-42 m	434 749	1 207 375
STD8	77	68	51	32	70	51.2	18.7	26.2	Beige	Saprolite from quartzitic silicified sandstone	Bondi, TR BDT12 34-44 m	434 827	1 207 192
STD9		3300	2837	2368	3305	2836.8	468.7	655.2	Yellowish beige	Saprolite from quartzitic sandstone	Bondi, TR BDT02 28-33 m	434 752	1 207 374

Appendix G 1

Control Chart - Blanks

Appendix G 1 - Control Chart - Blanks

2005 Blanks - All Samples prepared by QPS-SGS in Ouagadougou

Appendix G 2

Control Chart – STD4

Appendix G 2 - Control Chart –  STD4

2005 STD4 - All Samples prepared by QPS-SGS in Ouagadougou

Appendix H

Log Normal Distribution of  Au (g/t) by Zones

Appendix H - Log Normal Distributions of Au (g/t) by Zones

Log Normal Distribution of Au (g/t) in RC & DD - Kiin Tanga

Log Normal Distribution of Au (g/t) in RC & DD – Maga

Log Normal Distribution of Au (g/t) in RC & DD - P8/P9

Log Normal Distribution of Au (g/t) in RC & DD - P11

Log Normal Distribution of Au (g/t) in RC & DD – Siga

Log Normal Distribution of Au (g/t) in RAB - Kiin – Tanga

Log Normal Distribution of Au (g/t) in RAB – Maga

Log Normal Distribution of Au (g/t) in RAB - P8/P9

Log Normal Distribution of Au (g/t) in RAB - P11

Log Normal Distribution of Au (g/t) in RAB – Siga